NEWMARKET GOLD INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2015

MARCH 21, 2016

1680 – 200 Burrard Street
Vancouver, British Columbia V6C 3L6
www.newmarketgoldinc.com

CAUTIONARY STATEMENT

Forward-Looking Information

This annual information form (“Annual Information Form”) contains “forward-looking information” under applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, information with respect to: the Company’s (as defined below) expected production from, and further potential of, the Company’s properties; the Company’s ability to raise additional funds; the future price of minerals, particularly gold; the estimation of mineral reserves and mineral resources; conclusions of economic evaluations; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; mining or processing issues; currency exchange rates; government regulation of mining operations; and environmental risks. Estimates regarding the anticipated timing, amount and cost of exploration and development activities are based on assumptions underlying mineral reserve and mineral resource estimates and the realization of such estimates. Capital and operating cost estimates are based on extensive research of the Company, purchase orders placed by the Company to date, recent estimates of construction and mining costs and other factors. Forward-looking information is characterized by words such as “plan”, “expect”, “budget”, “target”, “schedule”, “estimate”, “forecast”, “project”, “intend”, “believe”, “anticipate” and other similar words or statements that certain events or conditions “may”, “could”, “would”, “might”, or “will” occur or be achieved. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include: the fluctuating price of gold; success of exploration, development and operations activities; health, safety and environmental risks and hazards; risks relating to foreign operations and political risks; uncertainty in the estimation of mineral reserves and mineral resources; replacement of depleted mineral reserves; the potential of production and cost overruns; obligations as a public company; risks relating to government regulation; the impact of Australian laws regarding foreign investment; access to additional capital; volatility in the market price of the Company’s securities; the existence of a significant shareholder of the Company; liquidity risk; risks relating to native title and Aboriginal heritage; risks relating to the construction and development of new mines; the availability of adequate infrastructure; the availability of adequate energy sources; seasonality and unanticipated weather conditions; limitations on insurance coverage; the prevalence of competition within the mining industry; currency exchange rates (such as the Canadian dollar and the Australian dollar versus the United States dollar); risks associated with foreign mining tax regimes; risks relating to potential litigation; risks relating to the dependence of the Company on outside parties and key management personnel; risks in the event of a potential conflict of interest; as well as those risk factors discussed or referred to herein and in the Company’s annual management’s discussion and analysis as at and for the years ended December 31, 2015 and 2014 available under the Company’s SEDAR profile at www.sedar.com.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The Company disclaims any obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

Non-IFRS Financial Measures

The Company uses certain non-IFRS performance measures in this Annual Information Form such as operating cash costs per ounce of gold and all-in sustaining costs per ounce of gold. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers as they have no meaning under the International Financial Reporting Standards (“IFRS”). The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance, profitability and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Operating cash costs per ounce of gold is a non-IFRS measure that the Company uses to assess how well the Company’s producing mines are performing compared to plan and to assess overall efficiency and effectiveness of the mining operations. The Company believes this is a key performance indicator required by users of its financial information in the determination of profitability and performance relative to its peers. The Company calculates operating cash costs per ounce by deducting silver sales revenue as a by-product from operating expenses per the consolidated statement of operations, then dividing by the gold ounces sold during the applicable period. Operating expenses include mine site operating costs such as mining, processing and administration as well as royalties, however excludes depletion and depreciation, share-based payments and rehabilitation costs.

All-in sustaining costs per ounce of gold is a cost performance measure that reflects all of the expenditures that are required to produce an ounce of gold from current operations. While there is no standardized meaning of the measure across the industry, the Company’s definition conforms with the guidance set out by the World Gold Council in its guidance dated June 27, 2013. The Company calculates all-in sustaining costs as the sum of operating cash costs (per above), sustaining capital (capital required to maintain current operations at existing levels), capital lease repayments, corporate general and administrative expenses, mine exploration within the known resource, and rehabilitation accretion and amortization related to current operations. All-in sustaining costs excludes capital expenditures for significant improvements at existing operations deemed to be expansionary in nature, exploration and evaluation related to growth projects, rehabilitation accretion and amortization not related to current operations, financing costs, debt repayments, share-based compensation not related to operations, and taxes.

For a reconciliation of the Company’s non-IFRS performance measures, please refer to the Company’s annual management’s discussion and analysis as at and for the years ended December 31, 2015 and 2014 available under the Company’s SEDAR profile at www.sedar.com.

Note to United States Investors Concerning Estimates of Mineral Reserves and Mineral Resources

This Annual Information Form uses the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in limited circumstances. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

CURRENCY PRESENTATION

This Annual Information Form contains references to Australian dollars, referred to herein as “A$”, United States dollars, referred to herein as “US$”, and Canadian dollars, referred to herein as “C$”.

The closing, high, low and average exchange rates for the Australian dollar in terms of United States dollars for each of the three years ended December 31, 2015, December 31, 2014, and December 31, 2013 based on the noon spot rate of exchange as reported by the Bank of Canada, were as follows:

	Year-Ended December 31
	2015	2014	2013
	(US$)	(US$)	(US$)
Closing	0.7285	0.8171	0.8928
High	0.8211	0.9449	1.0578
Low	0.6916	0.8097	0.8858
Average(1)	0.7523	0.9686	0.9686

(1) Calculated as an average of the daily noon rates for each period.
(2) Source: http://www.bankofcanada.ca/rates/exchange/10-year-converter/

On March 18, 2016, the noon spot rate of exchange as reported by the Bank of Canada was A$1.00 = US$1.3128 or US$1.00 = A$0.7617.

The closing, high, low and average exchange rates for the United States dollar in terms of Canadian dollars for each of the three years ended December 31, 2015, December 31, 2014, and December 31, 2013 based on the noon spot rate of exchange as reported by the Bank of Canada, were as follows:

	Year-Ended December 31
	2015	2014	2013
	(C$)	(C$)	(C$)
Closing	1.3840	1.1601	1.0636
High	1.3990	1.1643	1.0697
Low	1.1728	1.0614	0.9839
Average(1)	1.2787	1.1045	1.0299

(1) Calculated as an average of the daily noon rates for each period.
(2) Source: http://www.bankofcanada.ca/rates/exchange/10-year-converter/

On March 18, 2016, the noon spot rate of exchange as reported by the Bank of Canada was US$1.00 = C$1.3037 or C$1.00 = US$0.7670.

CORPORATE STRUCTURE

Newmarket Gold Inc. (“Newmarket Gold” or the “Company”) was formed pursuant to articles of arrangement on July 10, 2015, whereby Newmarket Gold Inc. (“Old Newmarket Gold”) amalgamated with Crocodile Gold Corp. (“Crocodile Gold”).

Old Newmarket Gold was incorporated as 565300 B.C. Ltd under the Company Act (British Columbia) on May 27, 1998 and changed its name to Raystar Enterprises Ltd. on August 13, 1998. Old Newmarket Gold transitioned to the Business Corporations Act (British Columbia) on May 25, 2004. On October 17, 2007, Old Newmarket Gold changed its name to Raystar Capital Ltd., and on October 4, 2013 announced that it had changed its name to “Newmarket Gold Inc.”. On July 7, 2015, Old Newmarket Gold was continued under the Business Corporations Act (Ontario) (“OBCA”).

Crocodile Gold was incorporated under the OBCA as “Card Lake Resources Limited” as a result of the amalgamation of Card Lake Copper Mines Limited, Matona Resources Limited and Mission Harker Exploration Limited pursuant to articles of amalgamation dated October 31, 1986. Crocodile Gold subsequently changed its name to “Franc-Or Resources Corporation” pursuant to articles of amendment dated April 18, 1994. On August 25, 1997, Crocodile Gold was continued under the Business Corporations Act (Yukon). Pursuant to articles of amendment filed on November 2, 2009, Crocodile Gold completed a consolidation of its issued and outstanding common shares on the basis of one new common share of Crocodile Gold for every 6.3 then existing common shares and changed its name to “Crocodile Gold Corp.” On December 7, 2009, Crocodile Gold was continued under the OBCA.

Newmarket Gold’s common shares (“Common Shares”), Debentures (as defined below) and 2011 Warrants (as defined below) trade on the Toronto Stock Exchange (the “TSX”) under the symbol “NMI”, “NMI.DB” and “NMI.WT”, respectively, and the Common Shares also trade on the OTCQX® operated by OTC Markets Group Inc under the symbol “NMKTF”.

Newmarket Gold’s head office is located at 1680-200 Burrard Street, Vancouver, British Columbia V6C 3L6 and its registered office is located at Scotia Plaza, 40 King Street West, Suite 2100, Toronto, Ontario M5H 3C2.

The corporate chart that follows on the next page sets forth the Company’s subsidiaries (the “Subsidiaries”) and material properties, together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned, controlled or directed, directly or indirectly, by the Company. As used in this Annual Information Form, unless the context otherwise requires, reference to “Newmarket Gold” or the “Company” means Newmarket Gold Inc. and the Subsidiaries.

Newmarket Gold Inc. – Corporate Structure Chart

Overview of the Business

Newmarket Gold is a gold mining, development and exploration company with three 100% owned operating mines in Australia: the Fosterville Gold Mine and the Stawell Gold Mine in the State of Victoria and the Cosmo Gold Mine, which forms part of the Northern Territory Operations in the Northern Territory. The Company also owns the Maud Creek Gold Project, located in the Northern Territory, Australia, and the title to a mining lease in Point Leamington, located in north-central Newfoundland, Canada. The Company is based on a strong foundation of quality gold production from its three Australian mines, with over 200,000 ounces of gold produced annually. Newmarket Gold is dedicated to the developent of its resources, targeted exploration, and prudent cost management practices, while continuing to generate free cash flow and maintaining a large resource base. Newmarket Gold also strives to enhance shareholder value through a disciplined approach to growth, which includes executing on a clearly defined gold asset consolidation strategy and by building gold reserves and resources while maintaining the high standards that the Newmarket Gold core values represent.

Further information about Newmarket Gold can be found in the Company’s regulatory filings available on SEDAR at www.sedar.com and on the Company’s website at www.newmarketgoldinc.com.

Recent Developments

On March 21, 2016, Newmarket Gold filed updated technical reports on each of the Fosterville Gold Mine, the Stawell Gold Mine, the Northern Territory Operations and the Maud Creek Gold Project.

During February 2016, the Company received $6.9 million in proceeds on the exercise of 4,250,769 share purchase warrants, resulting in the issuance of a corresponding number of common shares from the Company’s treasury.

On February 12, 2016, the Company announced that on March 30, 2016 (the “Redemption Date”), it intends to redeem in full all of its then outstanding Debentures in accordance with the provisions of the convertible debenture indenture dated as of April 5, 2013 (the “Debenture Indenture”), as supplemented and amended by the first supplemental indenture dated as of July 10, 2015 (the “Supplemental Indenture”, and together with the Debenture Indenture, the “Indenture”). The redemption price for the Debentures will be 100% of the aggregate outstanding principal amount (the “Redemption Price”), together with accrued and unpaid interest up to, but excluding, the Redemption Date. The Company intends to elect to satisfy its obligation to pay the Redemption Price by issuing Common Shares to Debenture holders and to pay all accrued and unpaid interest up to, but excluding, the Redemption Date, in cash. The number of Common Shares delivered will be determined by dividing the Redemption Price by 95% of the then current market price (as defined in the Indenture) of the Common Shares on the Redemption Date in accordance with the terms of the Indenture. As at the close of business on March 18, 2016, C$9.1 million of Debentures remained outstanding and will be converted or redeemed by the Company on or before March 30, 2016.

Three Year History

Financial Year Ended December 31, 2015

On November 18, 2015, the Company announced the appointment of Darren Hall as Chief Operating Officer of the Company effective December 7, 2015, replacing the previous Chief Operating Officer of the Company, Rodney Lamond. On August 29, 2015, the Company announced that Rodney Lamond would step down as Chief Operating Officer of the Company effective September 15, 2015.

On November 4, 2015, Edward Farrauto, CPA, CGA, was appointed to the Company’s board of directors (the “Board”).

On September 22, 2015, the Company announced that as of September 21, 2015 it began trading in the United States on the OTC marketplace, the OTCQX® under the symbol “NMKTF”.

On July 10, 2015, Old Newmarket Gold and Crocodile Gold completed a plan of arrangement (the “Arrangement”) under Sections 182 and 183 of the OBCA. Pursuant to the Arrangement, Old Newmarket Gold and Crocodile Gold amalgamated and continued as the Company and the holders of common shares of Newmarket (“Old Newmarket Gold Shares”) received, for each Old Newmarket Gold Share held, 0.2 of a Common Share and the holders of common shares of Crocodile Gold (“Crocodile Gold Shares”) received for each Crocodile Gold Share held, at their election, either 0.2456 of a Common Share or C$0.37 in cash. The cash component was subject to pro-ration as Crocodile Gold shareholders elected to receive an aggregate of greater than C$20,000,000 in cash. In addition, immediately prior to the closing of the Arrangement, the proceeds of Old Newmarket Gold’s previously completed C$25,000,000 Subscription Receipt (as defined below) financing were released from escrow and the underlying Old Newmarket Gold Shares were issued. C$20,000,000 of the proceeds were used to fund the cash consideration payable to former Crocodile Gold shareholders who elected to receive cash in connection with the Arrangement, and the remaining C$5,000,000 of the proceeds was used to bolster the working capital position of the Company.

On July 8, 2015, Old Newmarket Gold announced the successful completion of its continuance, effective July 7, 2015, from the Province of British Columbia into the Province of Ontario in accordance with the provisions of the OBCA.

On June 1, 2015, Old Newmarket Gold announced that it entered into an underwriting agreement (the “Underwriting Agreement”) with GMP Securities L.P. and BMO Capital Markets as co-lead underwriters and joint bookrunners, together with a syndicate of underwriters including Haywood Securities Inc. and RBC Capital Markets (collectively, the “Underwriters”). Pursuant to the Underwriting Agreement, the Underwriters purchased from Old Newmarket Gold on an underwritten, private placement basis 19,840,000 subscription receipts (the “Subscription Receipts”) of Old Newmarket Gold for aggregate gross proceeds of C$24,800,000. In addition, a director of Old Newmarket Gold purchased from Old Newmarket Gold on a non-brokered private placement basis, C$200,000 of Subscription Receipts. The total gross proceeds of the private placement was C$25,000,000.

On May 11, 2015, Old Newmarket Gold and Crocodile Gold announced the entering into of a definitive arrangement agreement providing for the Arrangement.

On March 31, 2015, Crocodile Gold filed technical reports on the Stawell Gold Mine, the Cosmo Gold Mine and the Fosterville Gold Mine.

On January 14, 2015, Crocodile Gold announced the closing of an agreement with AuRico Gold Inc. (“AuRico”) to terminate the net free cash flow sharing arrangement between the parties that was implemented in connection with the Navco Acquisition (defined below) in exchange for a one-time payment of C$20 million in cash and the grant of a net smelter royalty of 2% from the Fosterville Gold Mine, commencing January 14, 2015, and a net smelter royalty of 1% from the Stawell Gold Mine, commencing January 1, 2016. As a result of the agreement, Crocodile Gold was released from its obligation to pay AuRico any further net free cash flow generated from the Fosterville Gold Mine and Stawell Gold Mine, which obligations originally arose as a result of the completion of the acquisition of the Fosterville Gold Mine and the Stawell Gold Mine through the acquisition of all of the shares of Northgate Australian Venture Corporation (“Navco”) from AuRico (the “Navco Acquisition”) pursuant to a share purchase agreement dated March 27, 2012, as amended on May 4, 2012. Navco has subsequently changed its name to Newmarket Gold Victoria Holdings Pty Ltd.

Financial Year Ended December 31, 2014

On October 30, 2014, Crocodile Gold reported that it received a response from the Victorian State Government Planning Minister’s Independent Panel (the “Independent Panel”) regarding the Big Hill Project (defined below) at the Stawell Gold Mine. The Independent Panel provided recommendations and advised in its assessment to statutory decision-makers that the Big Hill Project should not proceed in its current proposed form. In early 2015, the newly elected Victorian State Government acknowledged Stawell Gold Mines’ willingness to address the Ministerial issues raised. The Victorian State Government also advised that key agencies are in consultation over the process required for responsible consideration of a modified project plan and will instruct Stawell Gold Mine on the next steps of the process accordingly. A modified plan for the Big Hill Project at the Stawell Gold Mine would include several new initiatives, primarily relating to proximity buffering, additional noise mitigation and further controls for dust mitigation, with the intent to go above and beyond best practice and to also satisfy the Ministerial key recommendations and issues.

On August 28, 2014, Crocodile Gold announced the entering into of a sale agreement with Phoenix Copper Limited (subsequently changed its name in 2015 to PNX Metals Limited) (“Phoenix Copper”) to sell 100% of the Iron Blow and Mount Bonnie massive sulphide deposits for a 2% royalty on any gold and silver production from the related tenements.

Crocodile Gold also entered into an option agreement (the “Phoenix Copper Option Agreement”) with Phoenix Copper, which allows Phoenix Copper to earn up to a 90% interest in the Burnside, Moline and Maud Creek base metal and gold exploration projects through a commitment to spend a total of $4 million in exploration expenditures within four years. Pursuant to the Phoenix Copper Option Agreement, the Company will retain the option to acquire 90% of any gold and silver deposit discoveries on the relevant properties.

On June 6, 2014, Crocodile Gold filed a technical report on the Big Hill Project, which supported the Big Hill Project Feasibility Study. In addition, on June 4, 2014, Crocodile Gold announced the results of the Big Hill Project Feasibility Study, and on May 27, 2014, Crocodile Gold completed and filed technical reports on the Fosterville Gold Mine and the Cosmo Gold Mine. Furthermore, in April 2014, Crocodile Gold released the Environmental Effects Statement for the Big Hill Project (the “Big Hill Project”). The Big Hill Project is a significant part of the permitting process with the Victorian State Government (as described above).

On March 19, 2014, Crocodile Gold announced that effective March 12, 2014, Mr. Rodney Lamond, then President and Chief Executive Officer of Crocodile Gold, had been appointed to the board of directors of Crocodile Gold and Mr. Robert Getz had been appointed as Non-Executive Chairman of the board of directors of Crocodile Gold.

On March 14, 2014, Crocodile Gold made a final payment of A$3,638,714 to Credit Suisse AG (“Credit Suisse”) in full settlement of the outstanding principal on the Credit Suisse Facility (as defined below). Crocodile Gold entered into a four year prepaid swap facility between affiliates of Crocodile Gold and Credit Suisse (the “Credit Suisse Facility”) on June 12, 2012, whereby Credit Suisse advanced A$75 million against the sale of future gold production.

On February 27, 2014, Crocodile Gold announced the completion of a private placement of 69,230,770 units (the “2014 Units”) at a price of C$0.26 per 2014 Unit for total gross proceeds of C$18 million. Each 2014 Unit consisted of one common share and one-quarter of one common share purchase warrant (each whole warrant being a “2014 Warrant”) of Crocodile Gold. Each 2014 Warrant entitled the holder thereof to purchase one common share of Crocodile Gold at a price of C$0.35 per common share for a period of 12 months following closing and at a price of C$0.40 per common share for a further 12 month period. The terms of the 2014 Warrants include standard anti-dilution provisions. The proceeds were largely applied to fund growth projects, including the Big Hill Project, and regional exploration programs, as well as for general working capital purposes. In connection with the private placement, a finder’s fee was paid to Brant Securities Ltd. and Sprott Private Wealth LP.

Financial Year Ended December 31, 2013

On August 14, 2013, Crocodile Gold filed a technical report on the Cosmo Gold Mine, and also filed technical reports for Burnside, the Union Reefs, Pine Creek and the Maud Creek Gold Project.

In June 2013, Crocodile Gold completed the sale of the non-core Tom’s Gully and Mount Bundy properties to Primary Gold Limited (“Primary Gold”). As a result of the sale, A$3 million in security bonds were released into Crocodile Gold’s available cash balance and the related rehabilitation liabilities were transferred to Primary Gold.

On April 16, 2013, Crocodile Gold announced that in connection with the entering into of a series of swaps with Credit Suisse that sold forward 8,000 ounces of gold per month at a fixed price of A$1,450 per ounce, Crocodile Gold fully unwound its remaining hedges between April 15, 2013 and April 16, 2013 at an equivalent US$ spot gold price of approximately US$1,350 per ounce, resulting in net proceeds of A$57.9 million, which proceeds were used to reduce the outstanding Credit Suisse Facility from A$69.2 million to A$11.3 million.

On April 5, 2013, Crocodile Gold announced the completion of a C$34.5 million brokered offering of 8.0% convertible unsecured debentures (the “Debentures”), including the exercise in full by Raymond James Ltd., as agent, of the over-allotment option of C$4.5 million. The proceeds from the sale of the Debentures were largely used to fund key projects in the Northern Territory and the State of Victoria. The Debentures were issued under the Debenture Indenture and have a maturity date of April 30, 2018, unless earlier converted or redeemed, and bear interest, accruing, calculated and payable semi-annually in arrears on October 31 and April 30 in each year, at a rate of 8% per year. The Company has the option to pay such interest by delivering Common Shares to a trustee for sale, in which event, holders of the Debentures will be entitled to receive a cash payment from the proceeds of such sale equal to the interest owed. As a result of the Arrangement, the Debentures are convertible into Common Shares at any time prior to the close of business on April 30, 2018 at a conversion price of C$1.02 per Common Share (the “Conversion Price”). Other than in the context of a change of control, the Debentures were not redeemable by Crocodile Gold before April 30, 2015. On or after April 30, 2015 and prior to April 30, 2018, the Debentures are redeemable at the option of the Company at a price equal to the principal amount thereof plus accrued and unpaid interest, provided that the volume weighted average trading price of the Common Shares on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the day prior to the date upon which the notice of redemption is given is at least 150% of the Conversion Price.

On March 1, 2013, Crocodile Gold announced that the Cosmo Gold Mine reached commercial production. During the prior three month period, the Cosmo Gold Mine achieved an average ore production rate of approximately 1,600 tonnes per day and the ore grade was increased from approximately 2.5 g/t Au to 3.5 g/t Au. Gold recovery levels ranged from 91% to 94%.

On February 4, 2013, Crocodile Gold filed a Preliminary Economic Assessment for the Big Hill Project located at the Stawell Gold Mine.

On January 31, 2013, Crocodile Gold announced initiation of the permitting process for the Big Hill Project with the submission of an Environmental Effect Statement to the State of Victoria, Australia. Crocodile Gold also announced that it had commenced community initiatives to engage stakeholders in the permitting process.

DESCRIPTION OF THE BUSINESS

Newmarket Gold is a gold mining, development and exploration company with three 100% owned operating mines in Australia: the Fosterville Gold Mine and the Stawell Gold Mine in the State of Victoria and the Cosmo Gold Mine, which forms part of the Northern Territory Operations in the Northern Territory. The Company also owns the Maud Creek Project, located in the Northern Territory, Australia and the title to a mining lease in Point Leamington, located in north-central Newfoundland, Canada. The Company is based on a strong foundation of quality gold production from its three Australian mines, with over 200,000 ounces of gold produced annually. Newmarket Gold is dedicated to the developent of its resources, targeted exploration, and prudent cost management practices, while continuing to generate free cash flow and maintaining a large resource base. Newmarket Gold also strives to enhance shareholder value through a disciplined approach to growth, which includes executing on a clearly defined gold asset consolidation strategy and by building gold reserves and resources while maintaining the high standards that the Newmarket Gold core values represent.

Production

For the year ended December 31, 2015, Newmarket Gold produced 222,671 ounces of gold at all-in sustaining cash costs of US$987 per ounce sold and operating cash costs of US$704 per ounce sold, with an average realized gold price of US$1,156 per ounce.

Competitive Conditions

The precious metal mineral exploration and mining business is competitive in all phases of exploration, development and production. Newmarket Gold competes with a number of other companies that have resources significantly in excess of those of the Company, in the search for and the acquisition of attractive precious metal mineral properties, qualified service providers, labour, equipment and suppliers. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. The ability of the Company to acquire precious metal mineral properties in the future will depend on its ability to operate and develop its present properties and on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration in the future. Factors beyond the control of the Company may affect the marketability of minerals mined or discovered by the Company. See “Risk Factors”.

Employees

As at December 31, 2015, the Company had approximately 562 employees and 266 contractors.

Foreign Operations

The Company’s mines and material mineral projects are located in Australia. Any changes in regulations or shifts in political attitudes in Australia, or other jurisdictions in which Newmarket Gold has projects from time to time, are beyond the control of the Company and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits. The effect of these factors cannot be accurately predicted. See “Risk Factors”.

Reorganization

As previously discussed, on July 10, 2015 the Company announced the completion of the Arrangement involving Old Newmarket Gold and Crocodile Gold under the OBCA, pursuant to which Old Newmarket Gold and Crocodile Gold combined to create a new gold industry consolidator solidly positioned to acquire high quality gold assets in the world’s most desirable mining jurisdictions. See “General Development of the Business – Three Year History – Financial Year ended December 31, 2015”.

Social and Environmental Policies

The Company’s current production activities, as well as any future operation or development projects, are subject to environmental laws and regulations in the jurisdictions in which it operates. There are environmental laws in Australia that apply to the Company’s operations, exploration, development projects and land holdings. These laws address such matters as protection of the natural environment, employee health and safety, waste disposal, remediation of environmental sites, reclamation, mine safety, control of toxic substances, air and water quality and emissions standards. See “Risk Factors”. Newmarket Gold’s operating mine sites seek to adopt best practice environmental programs to manage environmental matters and ensure compliance with local and international legislation.

The Company maintains and implements its Environmental Policy, which sets forth the following key commitments: (a) complying with all corporate requirements, environmental legislation, licences and regulations; (b) developing and maintaining a comprehensive Environmental Management System; (c) integrating the highest level of environmental consideration by striving to employ the best possible environmental management practices and fostering mutually beneficial environmental partnerships in all phases of our operations; (d) conducting business in a manner that minimizes any potential environmental impacts; (e) instilling a mindset of primary environmental performance responsibility in each person involved in our operations; (f) implementing and maintaining a culture where appropriate environmental, social, cultural and economic considerations are effectively integrated into all planning and decision-making processes; (g) seeking to continually improve in the management and use of resources in an environmentally sustainable manner with respect to exploration, mining, processing, waste management and rehabilitation; (h) understanding and promoting eco-cultural and cross cultural awareness, and identifying and protecting sites of environmental or cultural significance wherever possible; (i) maintaining effective communication with landowners and other stakeholders who may be directly affected by the Company’s operations; and (j) providing for the reclamation and rehabilitation of areas affected by the Company’s operations, considering future end land use.

The Company has also developed a Social Responsibility Policy, which sets forth the following key commitments: (a) complying with, as a minimum standard, all applicable legal requirements and commitments to which we subscribe; (b) acknowledging all cultural and other human rights relevant to the Company’s operations and ensuring that all levels of its workforce are provided with training to understand and respect these rights; (c) demonstrating our commitment to Indigenous rights by acknowledging and respecting local cultural beliefs; (d) engaging stakeholders regarding their concerns with the development, operational and closure aspects of mineral projects; (e) communicating openly and honestly with all stakeholders in a timely manner; (f) integrating social considerations into all aspects of the Company’s business decisions and activities, including exploration, project development, mine operation, mine expansion, acquisitions, divestments and mine closures, to avoid or mitigate adverse social impacts; (g) developing, implementing and maintaining corporate standards and procedures to mitigate the risk of misleading communication to communities and stakeholders; and (h) sharing economic benefit by maximizing local procurement and enterprise development, local employment, training and community development opportunities with local communities.

RISK FACTORS

The operations of the Company are subject to significant uncertainty due to the high-risk nature of its business, that being the exploration, development and operation of mining properties. The following risk factors could materially affect the Company’s financial condition and/or future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Price of Gold

The Company’s profitability and long-term viability depend, in large part, upon the market price of gold. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including global and regional supply and demand for industrial products containing metals generally; changes in global or regional investment or consumption patterns; increased production due to new mine developments and improved mining and production methods; decreased production due to mine closures; interest rates and interest rate expectation; expectations with respect to the rate of inflation or deflation; currency rate fluctuations; availability and costs of metal substitutes; global or regional political or economic conditions; and sales by central banks, holders, speculators and other producers of metals in response to any of the above factors.

There can be no assurance that metal prices will remain at current levels or that such prices will improve. A decrease in the market prices could adversely affect the profitability of the Company’s existing mines and projects as well as its ability to finance the exploration and development of additional properties, which would have a material adverse effect on the Company’s results of operations, cash flows and financial position. A decline in metal prices may require the Company to write-down mineral reserve and mineral resource estimates, which could result in material write-downs of investments in mining properties. Further, if revenue from metal sales declines, the Company may experience liquidity difficulties. Its cash flow from mining operations may be insufficient to meet its operating needs, and as a result the Company could be forced to discontinue production and could lose its interest in, or be forced to sell, some or all of its properties.

Exploration, Development and Operating Risks

Mining operations are inherently dangerous and generally involve a high degree of risk. Newmarket Gold’s operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of precious and base metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life and damage to property and environmental damage, all of which may result in possible legal liability. Although the Company expects that adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as fire, rock falls, geomechanical issues, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. The occurrence of any of these events could result in a prolonged interruption of the Company’s operations that would have a material adverse effect on its business, financial condition, results of operations and prospects.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Newmarket Gold will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices that are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Newmarket Gold not receiving an adequate return on invested capital. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Development projects have no operating history upon which to base estimates of future capital and operating costs. For development projects, resource estimates and estimates of operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from ore, estimated operating costs, and other factors. As a result, actual production, cash operating costs and economic returns could differ significantly from those estimated. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production can often occur.

Mineral exploration is highly speculative in nature. There is no assurance that exploration efforts will be successful. Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves through drilling. Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of mineral resources or mineral reserves.

Health, Safety and Environmental Risks and Hazards

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death and/or material damage to the environment and Company assets. The impact of such accidents could affect the profitability of the operations, cause an interruption to operations, lead to a loss of licenses, affect the reputation of the Company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer.

All phases of the Company’s operations are also subject to environmental regulation under the laws of the Commonwealth of Australia and the State or Territory in which those activities are conducted. These regulations mandate, among other things, water and air quality standards, noise, surface disturbance, the impact on flora and fauna and land reclamation, and regulate the generation, transportation, storage and disposal of hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that the Company has been or will at all times be in full compliance with all environmental laws and regulations or hold, and be in full compliance with, all required environmental, health and safety permits. The potential costs and delays associated with compliance with such laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a project, and any non-compliance therewith may adversely affect the Company’s business, financial condition and results of operations. Environmental hazards may also exist on the properties on which the Company holds interests that are unknown to the Company at present and that have been caused by previous or existing owners or operators of the properties.

Government environmental approvals and permits are currently, or may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

In the context of environmental permits, including the approval of reclamation plans, Newmarket Gold must comply with standards, laws and regulations that may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the regulatory authority. The reclamation liability on any of Newmarket Gold’s properties will be calculated based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its exploration or operating mine sites. It is possible that the Company’s estimate of its ultimate reclamation liability could change as a result of changes in laws and regulations and changes in cost estimates. Should the Company be unable to post required financial assurance related to an environmental remediation obligation, the Company might be prohibited from starting planned operations or required to suspend existing operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect.

Foreign Operations and Political Risk

Newmarket Gold conducts mining, development and exploration and other activities primarily in Australia. Inherent risks with conducting foreign operations include, but are not limited to: renegotiation, cancellation or forced modification of existing contracts; expropriation or nationalization of property; changes in laws or policies or increasing legal and regulatory requirements of particular countries including those relating to taxation, royalties, imports, exports, duties, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices; uncertain political and economic environments; war, terrorism, sabotage and civil disturbances; delays in obtaining or the inability to obtain or maintain necessary governmental permits or to operate in accordance with such permits or regulatory requirements; currency fluctuations; import and export regulations, including restrictions on the export of gold or other minerals; limitations on the repatriation of earnings; and increased financing costs.

These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause Newmarket Gold to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect the Company’s financial position or results of operations.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

To extend the lives of its mines and projects, ensure the continued operation of the business and realize its growth strategy, it is essential that the Company continues to realize its existing identified mineral reserves, convert mineral resources into mineral reserves, increase its mineral resource base by adding new mineral resources from areas of identified mineralized potential, and/or undertake successful exploration or acquire new mineral resources.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. The figures for mineral reserves and mineral resources contained in this Annual Information Form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves will be mined or processed profitably. Actual mineral reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may differ from estimated levels. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Lower market prices, increased production costs, reduced recovery rates and other factors may result in a revision of its mineral reserve estimates from time to time or may render the Company’s mineral reserves uneconomic to exploit. Mineral reserve data is not indicative of future results of operations. If the Company’s actual mineral reserves and mineral resources are less than current estimates or if the Company fails to develop its mineral resource base through the realization of identified mineralized potential, its results of operations or financial condition may be materially and adversely affected. Evaluation of mineral reserves and mineral resources occurs from time to time and estimates may change depending on further geological interpretation, drilling results and metal prices, which could have a negative effect on the Company’s operations. The category of inferred mineral resource is often the least reliable mineral resource category and is subject to the most variability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven mineral reserves and probable mineral reserves as a result of continued exploration. The Company regularly evaluates its mineral resources and it often determines the merits of increasing the reliability of its overall mineral resources.

Replacement of Depleted Mineral Reserves

Given that mines have limited lives based on proven mineral reserves and probable mineral reserves, the Company must continually replace and expand its mineral resources and mineral reserves at its gold mines and discover, develop, or acquire mineral reserves for production. The life-of-mine estimates included in this Annual Information Form may not prove accurate. The Company’s ability to maintain or increase its annual production of gold will depend in significant part on its ability to bring new mines into production and to expand mineral reserves or extend the life of existing mines.

Production Estimates

Newmarket Gold has prepared estimates of future gold production for its existing and future mines. The Company cannot give any assurance that such estimates will be achieved. Failure to achieve production estimates could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial conditions. The realization of production estimates are dependent on, among other things, the accuracy of mineral reserve and resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions (including hydrology), the physical characteristics of ores, the presence or absence of particular metallurgical characteristics, and the accuracy of the estimated rates and costs of mining, ore haulage and processing. Actual production may vary from estimates for a variety of reasons, including the actual ore mined varying from estimates of grade or tonnage; dilution and metallurgical and other characteristics (whether based on representative samples of ore or not); short-term operating factors such as the need for sequential development of ore bodies and the processing of new or adjacent ore grades from those planned; mine failures or slope failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for mining operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; plant and equipment failure; the inability to process certain types of ores; labour shortages or strikes; and restrictions or regulations imposed by government agencies or other changes in the regulatory environment. Such occurrences could also result in damage to mineral properties or mines, interruptions in production, injury or death to persons, damage to property of Newmarket Gold or others, monetary losses and legal liabilities in addition to adversely affecting mineral production. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing Newmarket Gold to cease production.

Cost Estimates

Capital and operating cost estimates made in respect of Newmarket Gold’s mines and development projects may not prove accurate. Capital and operating cost estimates are based on the interpretation of geological data, feasibility studies, anticipated climatic conditions, market conditions for required products and services, and other factors and assumptions regarding foreign exchange currency rates. Any of the following events could affect the ultimate accuracy of such estimate: unanticipated changes in grade and tonnage of ore to be mined and processed; incorrect data on which engineering assumptions are made; delay in construction schedules, unanticipated transportation costs; the accuracy of major equipment and construction cost estimates; labour negotiations; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas on exportation of minerals); and title claims.

Obligations as a Public Company

The Company’s business is subject to evolving corporate governance and public disclosure regulations that may from time to time increase both the Company’s compliance costs and the risk of non-compliance, which could adversely impact the price of the Common Shares.

The Company is subject to changing rules and regulations promulgated by a number of governmental and self regulated organizations, including, but not limited to, the Canadian Securities Administrators, the TSX, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements. For example, the Government of Canada proclaimed into force the Extractive Sector Transparency Measures Act on June 1, 2015, which mandates the public disclosure of payments made by mining companies to all levels of domestic and foreign governments starting in 2017 for the year ended December 31, 2016. The Company’s efforts to comply with such legislation could result in increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Government Regulation

The Company’s business, mining operations and exploration and development activities are subject to extensive federal, state, territorial and local laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection of the environment, reclamation, historic and cultural resource preservation, mine safety and occupational health, control of toxic substances, reporting and other matters. Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, new rules and regulations may be enacted and existing rules and regulations may be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations. See also “– Foreign Operations and Political Risk”.

Australian Foreign Investment Law

Pursuant to Australian law, a person acquiring control or direction, directly or indirectly, of 15% or more of the securities of the Company may be required to obtain prior approval from the Australian Foreign Investment Review Board. An investor who fails to obtain such approval may be subject to fines or may be forced to dispose of a portion of the investment. Investors should consult their own legal advisors prior to making any investment in securities of the Company.

Additional Capital

The exploration and development of the Company’s properties, including continuing exploration and development projects, and the construction of mining facilities and commencement of mining operations, may require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of a property interest. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders. Failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations.

Market Price of Securities

Securities markets have had a high level of price and volume volatility, and the market price of securities of many resource companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Newmarket Gold include macroeconomic developments locally and globally and market perceptions of the attractiveness of particular industries. There can be no assurance that continued fluctuations in mineral prices will not occur.

As a result of any of these factors, the market price of the securities of the Company at any given point in time may not accurately reflect the Company’s long-term value. In the past, following periods of volatility in the market price of a company’s securities, shareholders have instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of Newmarket Gold.

Significant Shareholder

Luxor Capital Group, LP (“Luxor”) owns approximately 36.3% of the outstanding Common Shares and may acquire additional Common Shares. As a result, Luxor may exercise some control over the Company, giving it the ability, among other things, to delay or prevent a change of control of the Company that could be otherwise beneficial to minority shareholders and/or Luxor may have the ability to control the outcome of any matter submitted for the vote or consent of Newmarket Gold’s shareholders. In some cases, the interests of Luxor may not be the same as those of the Company’s other shareholders, and conflicts of interest may arise from time to time that may be resolved in a manner detrimental to the Company or its minority shareholders.

Liquidity Risk

The Company has in the past and may in the future seek to acquire additional funding by the sale of Common Shares, the sale of assets or through the assumption of additional debt. Movements in the price of the Common Shares have been volatile in the past and may be volatile in the future. Furthermore, since approximately 36.3% of the Common Shares are held by Luxor, the liquidity of the Company’s securities may be negatively impacted.

Native Title and Aboriginal Heritage

Native title claims and Aboriginal heritage issues may affect the ability of Newmarket Gold to pursue exploration, development and mining on Australian properties. The resolution of native title and Aboriginal heritage issues is an integral part of exploration and mining operations in Australia and Newmarket Gold is committed to managing any issues that may arise effectively. However, in view of the inherent legal and factual uncertainties relating to such issues, no assurance can be given that material adverse consequences will not arise.

Construction and Development of New Mines

The success of construction projects and the development of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities, the conduct of mining operations (including environmental permits), and the successful completion and operation of ore passes, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements of new mines could delay or prevent the construction and start-up of new mines as planned. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful, that the Company will be able to obtain sufficient funds to finance construction and start-up activities, that personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects, that the Company will be able to obtain all necessary governmental approvals and permits or that the construction, start-up and ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely impact the operations and financial condition of the Company.

Some of the Company’s projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Thus, it is possible that actual costs may change significantly and economic returns may differ materially from the Company’s estimates.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Newmarket Gold’s operations, financial condition and results of operations.

Energy Risk

The Company consumes energy in mining activities, primarily in the form of diesel fuel and electricity. The Company manages this risk by means of long-term electricity agreements with local power authorities and inventory control processes on consumables including fuel. Furthermore, the Company’s operations are continually improved to reduce input costs and maximize output.

Climate Change

Newmarket Gold has material properties located in the Northern Territory, Australia. Typically, the Northern Territory’s tropical wet season is from the end of November to the end of March. During the wet season, the properties may be subject to unpredictable weather conditions such as cyclones, heavy rains, strong winds and flash flooding. Newmarket Gold has undertaken several steps to minimize the effects of the wet season on its operations including sealing roads, accommodating the build-up of mined inventory and planning exploration and mining activities around the wet season. Nonetheless, no assurance can be given that the unpredictable weather conditions will not adversely affect mining and exploration activities. In particular, mining, drilling and exploration activities may be suspended due to poor ground conditions, ore haulage activities may be slowed or delayed as roads may be temporarily flooded, and deposits where the host rock is clayish in nature may have to be mined or processed at slower than anticipated rates and/or mixed with lower grade stockpile ore.

Insurance and Uninsured Risks

Newmarket Gold’s business is subject to a number of risks and hazards generally, including: adverse environmental conditions; industrial accidents; labour disputes; unusual or unexpected geological conditions; ground or slope failures; cave-ins; changes in the regulatory environment; and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Newmarket Gold’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

The businesses and properties of Newmarket Gold are insured against loss or damage, subject to a number of limitations and qualifications. Such insurance will not cover all the potential risks associated with a mining company’s operations. Newmarket Gold may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Newmarket Gold or to other companies in the mining industry on acceptable terms. Newmarket Gold might also become subject to liability for pollution or other hazards that it may not be insured against or that Newmarket Gold may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Newmarket Gold to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Competition

The mining industry is intensely competitive in all of its phases and Newmarket Gold competes with many companies possessing greater financial and technical resources than itself. Competition in the precious metals mining industry is primarily for mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a global basis. Such competition may result in Newmarket Gold being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect Newmarket Gold’s prospects for mineral exploration and success in the future.

Currency Fluctuations

Currency fluctuations may affect the Company’s capital costs and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a United States dollar price, but most of the Company’s operating and capital expenses are incurred in Australian dollars and Canadian dollars. The appreciation of these foreign currencies could materially and adversely affect Newmarket Gold’s profitability, results of operations and financial position.

Foreign Mining Tax Regimes

Mining tax regimes in foreign jurisdictions are subject to differing interpretations and are subject to constant change. The Company’s interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities. As a result, transactions may be challenged by tax authorities and the Company’s operations may be assessed, which could result in significant additional taxes, penalties and interest. In addition, proposed changes to mining tax regimes in foreign jurisdictions could result in significant additional taxes payable by the Company, which would have a negative impact on the financial results of Newmarket Gold.

Litigation

All industries, including the mining industry, are subject to legal claims, with and without merit. Legal proceedings may arise from time to time in the course of the Company’s business. Such litigation may be brought from time to time in the future against Newmarket Gold or one or more of its Subsidiaries or the Company or one or more of its Subsidiaries may be subject to another form of litigation. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. As of the date hereof, no claims have been brought against the Company, nor has the Company received an indication that any claims are forthcoming. However, due to the inherent uncertainty of the litigation process, should a claim be brought against the Company, the process of defending such claims could take away from the time and effort management of the Company would otherwise devote to its business operations and the resolution of any particular legal proceeding to which the Company or one or more of its Subsidiaries may become subject could have a material adverse effect on the Company’s financial position and results of operations.

Dependence on Outside Parties

Newmarket Gold has relied upon consultants, engineers, contractors and other parties and intends to rely on these parties for exploration, development, construction and operating expertise. Substantial expenditures are required to construct mines, to establish mineral reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract metal from ore and, in the case of new properties, to develop the exploration and plant infrastructure at any particular site. Deficient or negligent work or work not completed in a timely manner could have a material adverse effect on Newmarket Gold.

Dependence on Key Management Personnel

Newmarket Gold is dependent upon a number of key management personnel. The Company’s ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. As Newmarket Gold’s business grows, it will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff for operations. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more key employees or the failure to attract and retain new personnel could have a material adverse effect on the Company’s ability to manage and expand the Company’s business.

Conflicts of Interest

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. The Company expects that any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders, but there can be no assurance in this regard. In addition, each of the Company’s directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest or which are governed by the procedures set forth in the OBCA and any other applicable law.

SUMMARY OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Set forth below are the mineral resource and mineral reserve estimates for the Company’s mineral properties. Such estimates were based from the following reports:

1.

Report on the Mineral Resources and Mineral Reserves of the Fosterville Gold Mine, Victoria, Australia, dated March 21, 2016 and effective December 31, 2015 and prepared by Troy Fuller, BSc Hons, MAIG, Fosterville Gold Mine Geology Manager and Ion Hann, BEng (Mining), FAusIMM, Fosterville Gold Mine Mining Manager, each of whom is a “qualified person” pursuant to National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) (the “Fosterville Technical Report”).

2.

Report on the Mineral Resources and Mineral Reserves of the Northern Territory Operations in the Northern Territory, Australia, dated March 21, 2016 and effective December 31, 2015 and prepared by Murray Smith, BEng (Mining), MAusIMM (CP), Principal Mining Consultant for Mining Plus Pty Ltd and Mark Edwards, BSc, MAusIMM (CP), MAIG, General Manager Exploration for Newmarket Gold, each of whom is a “qualified person” pursuant to NI 43-101 (the “Northern Territory Technical Report”).

3.

Report on the Mineral Resources and Mineral Reserves of the Stawell Gold Mine in the State of Victoria, Australia, dated March 21, 2016 and effective December 31, 2015 and prepared by Wayne Chapman, BEng (Mining), MAusIMM (CP), Technical Manager for Newmarket Gold, Justine Tracey, BScH (Geology), MAusIMM (CP), Senior Resource Geologist for Newmarket Gold and Mark Edwards, BSc, MAusIMM (CP), MAIG, General Manager Exploration for Newmarket Gold, each of whom is a “qualified person” pursuant to NI 43-101 (the “Stawell Technical Report”).

4.

Technical Report Mineral Resources of the Maud Creek Gold Project, Northern Territory, Australia, dated March 21, 2016 and effective March 15, 2016 and prepared by Peter Fairfield, BEng (Mining), FAusIMM, CP (Mining), Principal Consultant for SRK Consulting (Australia) Pty Ltd and Danny Kentwell, MSc Mathematics & Planning (Geostatistics), FAusIMM, Principal Consultant for SRK Consulting (Australia Pty Ltd, each of whom is a “qualified person” pursuant to NI 43-101 (the “Maud Creek Technical Report”).

Mineral resource and mineral reserve estimates are prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, as amended. Unless otherwise noted, the reported mineral resources are inclusive of the mineral reserves.

TABLE 1 CONSOLIDATED MINERAL RESERVES

Mineral Reserves as of Dec 31 - 2015
Deposit	Category	Tonnes (T)	Gold Grade (g/t)	Oz Gold (Oz)
Fosterville UG [a]	Proven	232,000	5.39	40,000
	Probable	859,000	7.36	203,000
	Sub-Total	1,091,000	6.95	244,000
Fosterville Tailings [b]	Proven	571,000	7.83	144,000
Cosmo UG [c]	Proven	487,000	3.47	54,400
	Probable	445,000	3.28	46,900
	Sub-Total	932,000	3.38	101,300
Stawell UG [d]	Proven	51,000	2.49	4,000
	Probable	305,000	2.47	24,000
	Sub-Total	356,000	2.45	28,000
Stawell OP [e]	Probable	3,123,000	1.36	138,000
Union Reefs OP [f]	Probable	244,000	1.61	12,700
Union Reefs UG [g]	Probable	276,000	4.42	39,200
Pine Creek OP [h]	Probable	1,245,000	1.55	62,100
Sub-Total Proven		1,341,000	5.62	242,400
Sub-Total Probable		6,497,000	2.52	525,900
Total Reserves		7,838,000	3.05	769,300

All	Mineral Resources have been rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces.
Minor discrepancies in summation may occur due to rounding.
Mineral Reserves have demonstrated economic viability.
Processing Recoveries range between 88% and 93%, excluding Fosterville Tailings which expects recoveries of 25% (see reports for details).
Mining Recoveries range from 85% and 95% (see reports for details).
Gold Price of $A1,450/Oz used
Mineral Reserves as of December 31, 2015
Mining Dilution ranges from 5% to 20% (see reports for details).
c, f, g and h	Source: the Northern Territory Technical Report.
Fosterville UG [a]	The cut-off grades applied ranged from 1.6 g/t to 2.7 g/t Au for underground sulphide ore depending upon width, mining method and ground conditions Source: the Fosterville Technical Report.
Fosterville Tailings [b]	Source: the Fosterville Technical Report.
Cut-off grades of 2.3 g/t Au were used.
Cosmo UG [c]

Mineral Reserve Estimates were reviewed by Murray Smith who is a consultant with Mining Plus Pty Ltd. Mr Smith is a Member and Chartered Engineer of the Australasian Institute of Mining and Metallurgy, has over 20 years of relevant engineering experience and is the Qualified Person for Mineral Reserves for Cosmo Mine.

Stawell UG [d]	Cut-off Grade applied was variable for underground depending upon width, mining method and ground conditions.
Source: the Stawell Technical Report.
Stawell OP [e]	Cut-off grade of 0.4 g/t Au was used.
Source: the Stawell Technical Report.
Cut-off grade of 0.7 g/t Au was used.
Union Reefs OP [f]

Mineral Reserve estimates were prepared by Mark Edwards who is a Member of the Australasian Institute of Mining and Metallurgy and has over 18 years of relevant experience and is the Qualified Person for Mineral Reserves for Esmeralda Open Pit as per the NI 43-101.

Cut-off grade of 2.7 g/t Au was used.
Union Reefs UG [g]

Mineral Reserve Estimates were reviewed by Murray Smith who is a consultant with Mining Plus Pty Ltd. Mr Smith is a Member and Chartered Engineer of the Australasian Institute of Mining and Metallurgy, has over 20 years of relevant engineering experience and is the Qualified Person for Mineral Reserves at Prospect Underground.

Pine Creek OP [h]	Cut-offs used are 0.91 g/t Au for Kohinoor, Cox and South Enterprise and 0.93 g/t Au for International.

Mineral Reserve estimates were prepared by Mark Edwards who is a Member of the Australasian Institute of Mining and Metallurgy and has over 18 years of relevant experience and is the Qualified Person for Mineral Reserves at Pine Creek as per the NI 43-101.

TABLE 2 CONSOLIDATED MINERAL RESOURCES

Mineral Resources as of Dec 31 - 2015
Measured	Tonnes (kt)	Gold Grade (g/t)	Oz Gold (kOz)
Fosterville UG [a]	2,086	3.25	218
Fosterville Tailings [b]	571	7.83	144
Cosmo C	1,650	3.63	193
Stawell UG [d]	56	2.56	5
Maud Creek [e]	1,067	5.59	192
Total Measured	5,430	4.29	752
Indicated	Tonnes (kt)	Gold Grade (g/t)	Oz Gold (kOz)
Fosterville UG [a]	12,950	4.57	1,904
Cosmo C	2,987	2.99	288
Stawell UG [d]	669	3.49	75
Stawell Op [f]	3,394	1.52	166
Burnside [g]	7,358	1.36	322
Union Reefs [h]	3,579	2.38	273
Pine Creek [i]	8,393	1.41	379
Maud Creek [e]	5,426	3.04	533
Total Indicated	44,756	2.74	3,939
Total (M&I only)	50,193	2.91	4,691

Mineral Resources as of Dec 31 - 2015
Inferred	Tonnes (kt)	Gold Grade (g/t)	Oz Gold (kOz)
Fosterville UG [a]	5,073	4.08	665
Cosmo C	678	2.76	60
Stawell UG [d]	1118	3.24	116
Stawell Op [f]	46	1.15	2
Burnside [g]	6,820	1.46	321
Union Reefs [h]	3,342	2.3	247
Pine Creek [i]	2,540	2.34	191
Maud Creek [e]	1,980	2.32	149
Total Inferred	21,597	2.52	1,751

All	Mineral Resources are inclusive of Mineral Reserves.
Mineral Resources have been rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summation may occur due to rounding.
Mineral Resources are stated as of December 31, 2015
Gold Price of $A1,500/Oz used.

Fosterville UG [a]

The lower cut-off grades applied are 0.7 g/t Au for oxide, 1.0 g/t Au for near- surface sulphide (above 5050mRL) and 3.0 g/t Au for underground sulphide (below 5050mRL).
Source: the Fosterville Technical Report.

Fosterville Tailings [b]	Stated as contained ounces, - 25% recovery expected Source: the Fosterville Technical Report.
Cosmo c	Lower cut-off of 2.0 g/t Au. Source: the Northern Territory Technical Report.
Stawell UG [d]	Cut-off grade varied depending on location of Mineral Resource Source: the Stawell Technical Report. Cut-off grade varies depending on whether open pit (0.5g/t) or
Maud Creek [e]	Underground (1.5g/t) Source: the Maud Creek Technical Report
Stawell OP [f]	Cut-off grade of 0.35g/t Au or 0.44 g/t Au was used depending on location. Source: the Stawell Technical Report.
Burnside [g]	Lower cut-off of 0.7 g/t Au is used to calculate the Mineral Resources for Open Pit deposits, lower cut-off of 2.0 g/t used for Underground deposits Source: the Northern Territory Technical Report.
Union Reefs [h]

Lower cut-off of 0.5 g/t Au is used to calculate the Mineral Resources for Open Pit deposits, lower cut-off of 2.0 g/t used for Underground deposits excluding Crosscourse which used a lower cut-off of 1.0 g/t.
Source: the Northern Territory Technical Report.

i Pine Creek [i]	Lower cut-off of 0.5 g/t Au is used to calculate the Mineral Resources. Source: the Northern Territory Technical Report.

MATERIAL PROPERTIES

For the purposes of this Annual Information Form, Newmarket Gold has identified its Fosterville Gold Mine, Northern Territory Operations, Stawell Gold Mine and the Maud Creek Project as material properties. The following is a description of Newmarket Gold’s material properties.

The Fosterville Gold Mine

The below summary is a direct extract and reproduction of the summary contained in the Fosterville Technical Report, without material modification or revision and all defined terms used in the summary shall have the meanings ascribed to them in the Fosterville Technical Report. The below summary is subject to all the assumptions, qualifications and procedures set out in the Fosterville Technical Report. The Fosterville Technical Report was prepared in accordance with NI 43-101. For full technical details of the report, reference should be made to the complete text of the Fosterville Technical Report, which has been filed with the applicable regulatory authorities and is available under the Company’s SEDAR profile at www.sedar.com. The Fosterville Technical Report is incorporated by reference in this Annual Information Form and the summary set forth below is qualified in its entirety with reference to the full text of the Fosterville Technical Report. The authors of the Fosterville Technical Report have reviewed and approved the scientific and technical disclosure contained in this Annual Information Form related to the Fosterville Gold Mine.

EXECUTIVE SUMMARY

The Fosterville Technical Report has been prepared for Newmarket Gold, the beneficial owner of the Fosterville Gold Mine. This document provides the Mineral Resource and Mineral Reserve estimates for the Fosterville Gold Mine that have resulted from ongoing exploration and resource definition drilling and as a result of ongoing mine design and evaluation during the period from December 31, 2014 to December 31, 2015.

Location

The Fosterville Gold Mine (Fosterville or FGM) is located approximately 20km north-east of the city of Bendigo and 130km north of the city of Melbourne in Victoria, Australia.

History and Ownership

Gold was first discovered in the Fosterville area in 1894 with mining activity continuing until 1903 for a total of 28,000 ounces of production. Mining in this era was confined to the near-surface oxide material. Aside from a minor tailings retreatment in the 1930’s, activity resumed in 1988 with a further tailings retreatment program conducted by Bendigo Gold Associates which ceased in 1989. Mining recommenced in 1991 when Brunswick Mining NL (Brunswick) and then Perseverance Corporation Ltd. (Perseverance or PSV) (from 1992) commenced heap leaching operations from shallow oxide open pits. Between 1988 and the cessation of oxide mining in 2001, a total of 240,000 ounces of gold were poured (Roberts et al, 2003).

A feasibility study into a sulphide mining operation was completed by Perseverance in 2003 with construction and open pit mining commencing in early 2004. Commercial production commenced in April 2005 and up to the end of December 2006 had produced 136,882 ounces of gold. In October 2007, Perseverance announced that it had entered into an agreement with Northgate Minerals Corporation (Northgate) to acquire the company. Full control passed to Northgate in February 2008. The 500,000th ounce of sulphide gold production was subsequently achieved in April 2011.

In August 2011, Northgate entered into a merger agreement with AuRico Gold Inc. (AuRico), who assumed control of Northgate in October 2011. However, in March 2012 AuRico and Crocodile Gold Corp (Crocodile Gold) jointly announced that Crocodile Gold would acquire the Fosterville and Stawell Mines. Crocodile Gold’s ownership of Fosterville was achieved on May 4, 2012. In early July 2015, Newmarket Gold Inc. merged with Crocodile Gold to form Newmarket Gold Inc.

Geology and Mineralization

The Fosterville Goldfield is located within the Bendigo Structural Zone in the Lachlan Fold Belt. The deposit is hosted by an interbedded turbidite sequence of sandstones, siltstones and shales. This sequence has been metamorphosed to sub-greenschist facies and folded into a set of upright, open to closed folds. The folding resulted in the formation of a series of bedding parallel laminated quartz (LQ) veins. Although visually similar to their mineralized equivalents at Bendigo (20km away), these LQ veins at Fosterville are effectively unmineralized.

Mineralization at Fosterville is controlled by late brittle faulting. These late brittle faults are generally steeply west dipping reverse faults with a series of moderately west dipping reverse splay faults formed in the footwall of the main fault. There are also moderately east dipping faults which have become more significant footwall to the anticlinal offsets along the west dipping faults. Primary gold mineralization occurs as disseminated arsenopyrite and pyrite forming as a selvage to veins in a quartz–carbonate veinlet stockwork. The mineralization is structurally controlled with high-grade zones localized by the geometric relationship between bedding and faulting. Mineralized shoots are typically 4m to 15m thick, 50m to 150m up/down dip and 300m to 1,500m+ down plunge.

Antimony mineralization, in the form of stibnite, occurs with quartz and varies from replacement and infill of earlier quartz-carbonate stockwork veins, to massive stibnite-only veins of up to 0.5m in width. The stibnite-quartz event occurs in favorable structural locations, such as the Phoenix Eagle and Lower Phoenix structures. There are also occurrences of primary visible gold (≤3mm in size) that have a spatial association with stibnite in fault related quartz veins. The occurrence of visible gold is becoming increasingly significant and is being observed more frequently with depth and down plunge within the Lower Phoenix Mineralized Zones.

Crocodile Gold engaged Quantitative Group (QG) in November 2014, in response to the noted increased frequency of visible gold occurrences at depth, to provide FGM with some external advice and thinking regarding the implications to resource estimation and mine geology practices. In 2015, QG continued to assist FGM through review of current practices and providing technical theory and background to sampling, assaying and resource modeling in visible gold environments.

Current Status

Since the commencement of commercial gold production in April 2005, the sulphide plant at Fosterville Gold Mine has produced 1,000,682 ounces of gold up to the end of December 2015. This production was initially sourced solely from open cut mining with underground mining starting to contribute from late 2006. The Harrier open cut was initially completed in December 2007 and since that time the underground mine has been the primary source of ore. Ore sourced from a series of pit expansions on the previously mined Harrier, John’s and O’Dwyer's South Pits between Q1 2011 and Q4 2012 has provided supplementary feed to underground ore sources. Since the beginning of 2013 underground operations have been the sole provider of mill feed at Fosterville. Current mining activities are focused on the Central, Phoenix and Harrier underground areas and current gold production outlook for 2016 is between 110,000 – 120,000 ounces. Newmarket Gold is also planning to undertake 110,624m of exploration and resource definition drilling and continue the development of a dedicated underground drill platform. Total estimated cost for exploration and resource development activities for 2016 is AUD$22M.

Mineral Resources and Mineral Reserves

The Mineral Resources and Mineral Reserves reported are broken down into areas contained within the mine lease MIN5404. Mineral Resource Areas of Central, Southern, Harrier and Robbins Hill are historically defined resource areas which were established at different times in the evolution of the project. The Central and Robbins Hill Areas contain multiple mineral resource models primarily for reasons of data handling.

All Mineral Reserves are contained within the Central and Harrier Mineral Resource Areas. Mineral Reserves contained within the Central Mineral Resource Area have been subdivided into Central, Phoenix and Eagle Mineral Reserves Table 3.

CIL Residue Mineral Resource and Mineral Reserves are distinguished from insitu Mineral Resources and Mineral Reserves in Table 3, Table 4, Table 5 and Table 6 on the basis of differing recovery assumptions.

TABLE 3 SUMMARIZED MINERAL RESOURCES (INCLUSIVE OF MINERAL RESERVE) FOR FGM AS AT DECEMBER 31, 2015.

Summarized Mineral Resources (inclusive of Mineral Reserve) for Fosterville as of December 31, 2015
Classification	Tonnes (kt)	Gold Grade (g/t Au)	Insitu Gold (kOz)
Oxide and Sulphide Materials
Measured	2,086	3.25	218
Indicated	12,950	4.57	1,904
Total (Measured and Indicated)	15,036	4.39	4.39

Inferred	5,073	4.08	665

Classification	Tonnes (kt)	Gold Grade (g/t Au)	Insitu Gold (kOz)
CIL Residues
Measured	571	7.83	144

Notes:

•	For the Mineral Resource estimate, the Qualified Person is Troy Fuller.
•	The Mineral Resources reported are inclusive of the Mineral Reserves.
•	See notes provided for Table 4 for more detail on oxide and sulphide resources.
•	CIL residues are stated as contained ounces – 25% recovery is expected. Recoveries are based on operating performances
•	Mineral Resources are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summation may occur due to rounding.
•	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
•	The Mineral Resource estimate used a gold price of AUD$1500 per ounce.

TABLE 4 MINERAL RESOURCES (INCLUSIVE OF MINERAL RESERVE) FOR FGM AS AT DECEMBER 31, 2015.

Mineral Resources (Inclusive of Mineral Reserves) - Fosterville as at December 31, 2015
Classification		Measured			Indicated			Inferred
		Tonnes (kt)	Grade (g/t Au)	Insitu Gold (kOz)	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (kOz)	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (kOz)
Fosterville Fault Zone Sulphide Resources
Central Area	Upper	1,463	2.47	116	808	2.69	70	24	1.45	1
	Lower	315	8.29	84	5,188	6.65	1,109	1,488	5.58	267
Southern Area	Upper	21	3.32	2	463	2.44	36	537	2.29	40
	Lower	0	0.00	0	0	0.00	0	320	5.59	57
Harrier Area	Upper	0	0.00	0	0	0.00	0	0	0.00	0
	Lower	17	5.03	3	2,720	5.65	494	1,266	5.64	230
Robbin's Hill Area Sulphide Resources
Combined	Upper	0	0.00	0	1,787	1.77	102	976	1.51	47
	Lower	0	0.00	0	114	3.81	14	59	3.38	6

Sulphide Upper		1,484	2.48	118	3,058	2.11	208	1,537	1.78	88
Sulphide Lower		332	8.12	87	8,022	6.27	1,617	3,132	5.57	560
Total Sulphide		1,816	3.51	205	11,080	5.12	1,825	4,669	4.32	648

Total Oxide		270	1.47	13	1,870	1.32	80	404	1.27	16

Total Oxide & Sulphide		2,086	3.25	218	12,950	4.57	1,904	5,073	4.08	665

Classification	Measured			Indicated			Inferred
	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (kOz)	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (kOz)	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (kOz)
Residues
CIL	571	7.83	144	0	0.00	0	0	0.00	0

Total	571	7.83	144	0	0.00	0	0	0.00	0

Notes:

•	For the Mineral Resource estimate, the Qualified Person is Troy Fuller.
•	The Mineral Resources reported are inclusive of the Mineral Reserves for the same area.
•

Lower cut-off grades applied to Mineral Resources are 0.7 g/t Au for oxide and 1.0 g/t Au for sulphide mineralization above 5050mRL (approximately 100m below surface), which is deemed to be potentially open-pitable. A lower cut-off grade of 3.0 g/t Au is applied to Mineral Resource material below 5050mRL.

•	CIL residue is stated as contained ounces – 25% recovery is expected. Recoveries are based on operating performances.
•	Mineral Resources are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summation may occur due to rounding.
•	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
•	The Mineral Resource estimate used a gold price of AUD$1500 per ounce.

TABLE 5 FOSTERVILLE CENTRAL AREA LOWER SULPHIDE MINERAL RESOURCES (INCLUSIVE OF MINERAL RESERVES) BELOW 5050MRL – EFFECTIVE AS AT DECEMBER 31, 2015

Classification	Structure	Measured			Indicated			Inferred
		Tonnes	Grade	In situ Gold	Tonnes	Grade	In situ Gold	Tonnes	Grade	In situ Gold
		(kt)	g/t Au	(kOz)	(kt)	g/t Au	(kOz)	(kt)	g/t Au	(kOz)
Allwood*	Lower Phoenix	5	5.59	1	110	6.30	22	170	6.48	36
Eagle*	Lower Phoenix	23	16.76	12	178	10.97	63	43	27.21	37
East Dippers*	Lower Phoenix	1	6.85	0	544	9.79	166	27	16.12	14
Ellesmere		-	-	-	331	5.73	61	20	3.39	2
Harrier		-	-	-	48	3.96	6	25	3.62	3
Kestrel		6	6.69	1	960	4.70	145	175	5.13	29
Lower Phoenix*	Lower Phoenix	64	7.68	16	495	8.75	139	-	-	-
Lower	Lower	37	10.38	12	278	8.16	73	34	4.89	5
Phoenix* FW	Phoenix
Phoenix*	Phoenix	151	7.58	37	627	6.54	132	59	4.89	9
Raven		-	-	-	119	8.12	31	-	-	-
Robin		-	-	-	68	8.39	18	-	-	-
Splays		-	-	-	912	5.74	169	298	3.98	38
Vulture		-	-	-	517	5.04	84	635	4.56	93
Stockpile#		27	4.65	4	-	-	-	-	-	-
Total Sulphide		315	8.29	84	5,188	6.65	1,109	1,488	5.58	267
Notes:

•	*Fosterville’s underground Measured and Indicated Mineral Resources include resources in the existing mining fronts in the Ph oenix and Lower Phoenix gold system of 673,000 ounces grading 8.33 g/t Au.
•	For the Mineral Resource estimate, the Qualified Person is Troy Fuller, MAIG, Geology Manager for Newmarket
•	The Mineral Resources reported are inclusive of the Mineral Reserves for the same area.
•	Lower cut-off grade of 3.0 g/t is applied to Lower Sulphide Mineral Resources below 5050mRL.
•	Mineral Resources are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summation may occur due t o rounding.
•	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
•	The Mineral Resource estimate used a gold price of A$1,500 per ounce.
•	#Stockpile Inventory includes Lower Central Area Mineral Resources contained within the Run of Mine Stockpile and Coarse Ore Stockpile as at 31st December 2015

TABLE 6 MINERAL RESERVES FOR FGM AS AT DECEMBER 31, 2015.

Mineral Reserves - Fosterville as at December 31, 2015
Classification	Proven			Probable			Total
	Tonnes (kt)	Grade (g/t Au)	In situ Gold (kOz)	Tonnes (kt)	Grade (g/t Au)	In situ Gold (kOz)	Tonnes (kt)	Grade (g/t Au)	In situ Gold (kOz)
Underground
Central	72	5.11	12	149	4.58	22	220	4.75	34
Phoenix	120	5.24	20	531	8.20	140	651	7.65	160
Eagle	24	8.24	6	149	8.00	38	173	8.03	45
Harrier	17	3.69	2	30	3.32	3	47	3.45	5
Surface
	0	0.00	0	0	0.00	0	0	0.00	0

Total	232	5.39	40	859	7.36	203	1,091	6.95	244

Classification	Proven			Probable			Total
	Tonnes (kt)	Grade (g/t Au)	In situ Gold (kOz)	Tonnes (kt)	Grade (g/t Au)	In situ Gold (kOz)	Tonnes (kt)	Grade (g/t Au)	In situ Gold (kOz)
Residues
CIL	571	7.83	144	0	0.00	0	571	7.83	144

Total	571	7.83	144	0	0.00	0	571	7.83	144

Notes:

•

For the Mineral Reserves estimate, the Qualified Person is Ion Hann. The Mineral Reserve estimate used a gold price of AUD$1,450 per ounce. The lower cut-off grades applied ranged from 1.6 g/t to 2.7 g/t Au for underground sulphide ore depending upon width, mining method and ground conditions.

•	Dilution of 20% and mining recovery of 80% were applied to stopes within the Mineral Reserves estimate.
•	Mineral Reserves are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summation may occur due to rounding.
•	CIL residue is stated as contained ounces – 25% recovery is expected. Recoveries are based on operating performances.

Conclusions and Recommendations

The authors have made the following interpretations and conclusions:

•

The understanding of the fundamental geological controls on mineralization at Fosterville is high. Primary mineralization is structurally controlled with high-grade zones localized by the geometric relationship between bedding and west dipping faulting. This predictive model has led to considerable exploration success in following the down-plunge extensions of high-grade mineralization.

➢

The Lower Phoenix Fault is the primary west dipping structure in the active mine development area and is defined by reverse faulting on a shale package where anticline thrust displacement of ~80 meters occurs. The fault dips between 35 and ~55 degrees to the west and mineralization can be traced along a dip extent of ~190m and strike extent of ~1.3km. The dominate mineralization style on this structure is disseminated sulphide, however occurrences of visible gold at depth are becoming increasingly common, concentrated where footwall structures intersect. The Lower Phoenix System currently remains open to the north and south so maximum plunge extent has not yet been defined.

➢

Throughout 2015, development mapping and continued drilling confirmed that there were multiple mineralized structures of various size and continuity footwall to the main west dipping Lower Phoenix Fault, which present significant resource growth potential. Progressive geological understanding of the Phoenix and Lower Phoenix footwall environs has highlighted the significance of these favorable settings for mineralization, including;

•

East Dipping mineralized structures, namely the Eagle Fault and East Dipping Faults which commonly contain quartz–stibnite vein assemblages and substantial concentrations of visible gold typically enveloped by halos of disseminated sulphide. The Eagle Fault is discordant to bedding and variably dips between 10 and 60 degrees to the east, where East Dipping Faults are typically bedding parallel to sub parallel with dips of ~70 degrees east to sub vertical.

•

Low-angled Lower Phoenix Footwall west dipping structures typically consist of large quartz veins up to several meters wide with laminated textures, indicating a series of multiple mineralizing events, including a later stage quartz-stibnite phase of mineralization and visible gold. The faults are interpreted to have minimal offset but rather have been hydraulically fractured. Where these structures form linkages between the Lower Phoenix and East Dipping Faults, extremely high gold grades are observed.

•

Continued drill definition of these structures over 2015, in combination with ore development and production exposure and reconciliation performance has reaffirmed the significance of these easterly dipping footwall structures to the Lower Phoenix Fault. The defined continuity, proximity to existing Mineral Resources and high grade tenor of these structures enhances the December 2015 Mineral Resource and Reserve position. Furthermore, mineralization on these structures is open down plunge, providing encouraging future Mineral Resource and Mineral Reserve growth potential for the operation.

•

There is an observed change in the nature of some of Fosterville mineralization at depth with a number of high-grade, quartz-stibnite hosted, visible gold drill intercepts recorded for the Eagle, Lower Phoenix, Lower Phoenix Footwall and East Dipping Zones. Disseminated sulphide mineralization continues to persist at all depths and is uniform in character. It is currently inferred that the quartz-stibnite-visible gold assemblages have been emplaced at a later date to the disseminated sulphide providing an upgrade to the mineralization.

•

In addition, a better understanding of the mineralization of the Kestrel System was established during 2015. Drilling has defined an extensive broad zone of low to moderate grade disseminated sulphide mineralization (~average 6m in width) centered around the syncline hinge axial plane.

•

Progressive geological interpretation has led to continued development of robust geological and resource models underpinning the Mineral Resource and Mineral Reserve estimates. The relationship between mineralization and the controlling structural/stratigraphic architecture means that quality geological interpretation is critical to producing quality resource/reserve estimates.

•

The modifying factors used to convert the Mineral Resources to Mineral Reserves have been refined with the operating experience gained since underground production commenced in September 2006. In particular, the robustness of the mining recovery and dilution estimates has improved with experience relative to the pre- mining assessments.

The following recommendations are made:

•

Further mine lease growth exploration activities should be pursued. Given the strong understanding of geological controls on mineralization, this could have the potential to yield additional resources and reserves. Particular areas that are recommended to focus upon are the up and down-plunge extensions of the Lower Phoenix structure (northwards up-plunge from 7750mN and southwards down-plunge from 6200mN) Exploration of the Lower Phoenix southwards of 6200mN is technically challenging from surface due to target depths and as such Newmarket Gold has commenced the development of dedicated underground drill platform to facilitate further exploration of the Lower Phoenix system down plunge. The current 2016 exploration budget includes 320m of development from the Harrier decline to establish a hanging wall drilling platform to target Lower Phoenix extensions at a cost of AUD$2.95M and a combined total of 14,000m of diamond drilling for an estimated AUD$3.35M to explore these gold targets.

•

The infill/resource definition programs should be continued with an aim to maintain at least 12 months of reserves drilled out to 25m centers (or closer where necessary). Both the south plunging, westerly dipping Phoenix and Lower Phoenix Mineralized Zones and the easterly dipping Eagle and East Dipping Mineralized Zones require definition drilling which is to be conducted from both hangingwall (western side) and footwall (eastern side) drill platforms. The current infill drilling budget for 2016 includes 64,416m of drilling at an estimated cost of AUD$10.43M. As the decline and mining front continues to move south and lower, further hangingwall drives will be required to be developed. This work and the associated drilling have not been costed in detail.

•

It is also recommended that infill / resource definition programs target down plunge extensions of the Harrier Mineralized Zones with the aim to increase Mineral Reserves. Aspirational reserve work on Inferred Mineral Resources in the Harrier South area indicated that with smaller scale mining parameters applied these Mineral Resources have the potential to be converted into Mineral Reserves that would have high potential to increase the current LOM at FGM. Newmarket Gold has incorporated into its 2016 budget planned drilling into the Harrier South area with the aim to increase mineral resource confidence to allow for mineral reserve evaluation. This budgeted phased drill program consists of 32,208m at an estimated cost of AUD$5.21M.

•

The observed increased frequency of visible gold intercepts at depth requires continued research to better understand the potential implications on future geological, mining and metallurgical processes. Newmarket Gold continued to seek external advice over 2015 in relation to sampling, assaying and resource estimation of visible gold mineralization. Based on recommendations from external reviews, projects plans have been developed and implemented.

With this additional drilling data and further ongoing operational experience, it is recommended that mining recovery and dilution factors are reviewed and refined on an ongoing basis.

The proposed exploration activities in the current year are focused on targets close to Fosterville. However, in subsequent years, exploration drilling is planned for target areas away from the Fosterville mining lease within the north-south extensive EL3539. The intent of the exploration is to replace mineral reserves at Fosterville by extending presently known ore shoots, but to also locate and define new centers of economic gold mineralization applicable to open pit or underground extraction.

***********************************

The Northern Territory Operations

The below summary is a direct extract and reproduction of the summary contained in the Northern Territory Technical Report, without material modification or revision and all defined terms used in the summary shall have the meanings ascribed to them in the Northern Territory Technical Report. The below summary is subject to all the assumptions, qualifications and procedures set out in the Northern Territory Technical Report. The Northern Territory Technical Report was prepared in accordance with NI 43-101. For full technical details of the report, reference should be made to the complete text of the Northern Territory Technical Report, which has been filed with the applicable regulatory authorities and is available under the Company’s SEDAR profile at www.sedar.com. The Northern Territory Technical Report is incorporated by reference in this Annual Information Form and the summary set forth below is qualified in its entirety with reference to the full text of the Northern Territory Technical Report. The authors of the Northern Territory Technical Report have reviewed and approved the scientific and technical disclosure contained in this Annual Information Form related to the Northern Territory Operations.

EXECUTIVE SUMMARY

Introduction

This Northern Territory Technical Report has been prepared for Newmarket Gold, the beneficial owners of the Northern Territory Operations (collectively, the “NT Operations”). Newmarket Gold is a Canadian, Toronto Stock Exchange listed (TSX) corporation, and the NT Operations comprise a group of mineral tenements totaling 2,030km2 in the Northern Territory, Australia which include an inventory of historical gold discoveries, historical and modern gold mines, and current mineral resources and mineral reserves.

In early July 2015, Newmarket Gold Inc. merged with Crocodile Gold Corp. (“Crocodile Gold”), to form a new Canadian gold mining company that has 100% ownership of the NT Operations including the producing Cosmo Mine.

This information provides a summary of the key changes in mineral resources and mineral reserves that have resulted from ongoing exploration and mineral resource definition drilling as well as ongoing mine design and evaluation up to December 31, 2015.

The NT Operations have previously been individually identified but frequently referred to as the Cosmo Mine, the Burnside Gold & Base Metals Project, the Union Reefs Gold Project and the Pine Creek Gold Project. Within each of these project areas are located numerous gold deposits with estimated mineral resources and mineral reserves. The processing facility at Union Reefs is factored into the economic evaluation of all of the Company’s mineral resources and mineral reserves in the NT Operations and as a result of the shared infrastructure and close proximity of the various projects Newmarket Gold has determined it is prudent to prepare one technical report and treat the NT Operations as a single project.

Since the publication of the last technical reports, Newmarket Gold has undertaken mining at the Cosmo Gold Mine and processed ore through the mill at Union Reefs. During the same period Newmarket Gold has completed exploration activities at the Esmeralda deposit to the south of the Union Reefs processing facility.

Property Description and Location

The NT Operations comprises a total of 141 mineral titles (including 133 granted and eight applications) covering an area of approximately 224km2. The NT Operations also comprises a total of 46 Exploration titles (all granted) that covers a total area of 1,806km2.

These tenements are generally 100% owned by Newmarket Gold as detailed in Table 7 (there are a two non-core titles operated by Newmarket Gold with less than 100% ownership):

TABLE 7 SUMMARY OF MINERAL TITLES FOR NEWMARKET GOLD NT OPERATIONS

License Type	Number	Area (km²)
Exploration Licence
Exploration License (EL)	24	1,791.59
Exploration License Application (ELA)	-	-
Exploration License Retention (ELR)	2	14.83
Sub Total	26	1,806.41
Mineral Leases
Mineral Claim (MC)	55	11.66
Mineral Lease (ML)	72	191.77
Mineral Lease Application (MLA)	8	20.11
Mineral Authority (MA)	6	0.82
Sub Total	141	224.36
Total	167	2,030.77

Note*: Some areas of Exploration Licenses includes areas of Mineral Leases.

FIGURE 1 LOCATION PLAN OF NT OPERATIONS

Geographically, the NT Operations are centered between the villages of Adelaide River to the north and Pine Creek to the south. The area was historically an important gold mining center, and is serviced by the Stuart Highway, 248km south-southeast of Darwin the capital city of the Northern Territory.

Geology and Mineralization

The NT Operations property falls within the Archaean to Palaeo-Proterozoic Pine Creek Orogen, one of the major mineral provinces of Australia. The Pine Creek Orogen is a deformed and metamorphosed sedimentary basin up to 14km maximum thickness covering an area of approximately 66,000km2 and extending from Katherine in the south to Darwin in the north. It hosts significant mineral resources of gold, uranium and platinum group metals (PGMs), as well as substantial base metals, silver, iron and tin-tantalum mineralization.

The Pine Creek Orogen comprises of a series of late Archaean granite-gneiss basement domes, which are overlain by a fluvial to marine sedimentary sequence. Several highly reactive rock units are included within this sedimentary sequence, including carbonaceous shale, iron stones, evaporite, carbonate and mafic to felsic volcanic units of the South Alligator and Finniss River Groups. This sequence has been subjected to regional greenschist facies metamorphism and multiphase deformation, which has resulted in the development of a northwest trending fabric. Subsequent widespread felsic volcanism and the intrusion of granitoids caused contact metamorphism, in aureoles between 500m and 2.0km wide, which overprint the earlier regional metamorphism. After the granitoid intrusions, during regional extensional deformation, an extensive array of northeast and northwest trending dolerite dykes intruded the metasedimentary sequence.

Gold mineralization within the Pine Creek Orogen is preferentially developed within strata of the South Alligator Group and lower parts of the Finniss River Group along anticlines, strike-slip shear zones and duplex thrusts located in proximity to the Cullen Granite Batholith. Of particular stratigraphic importance are the Wildman Siltstone, the Koolpin Formation, Gerowie Tuff, Mount Bonnie Formation and the Burrell Creek Formation.

The Cosmo Mine geology is made up of a series of distal cyclical marine depositional events contained in a sequence of inter-bedded siltstones, carbonaceous mudstones, banded ironstone, phyllites, dolerite sills and greywacke units.

Generally gold mineralization is associated with quartz veins that occur as stockwork veins, sheeted veins, and discordant quartz veins in faults and shear zones, and frequently as saddle-reefs. There is a common association with antiformal structures.

Gold occurs both as free gold, frequently associated with pyrite and arsenopyrite, and has been recorded as refractory in some deposits, but these are rare in the NT Operations project.

The Cosmo Mine mineralization lies within a marine siltstone package located between the Inner Zamu Dolerite sill and a +30m thick pyritic carbonaceous mudstone unit identified as the “Pmc” unit. Siltstones, near the Pmc contact often contain boudinaged chert lenses. These cherts are recrystallized to resemble the sucrosic texture of quartzite. The unit intercalates with massive and banded siltstones. The width of the gold hosting siltstones is 30 to 50m in the footwall of the F1 Fault and from several meters to 50+ meters in the hangingwall due to variably developed folding.

Four main lodes have been delineated in the Footwall Lodes and three in the Hangingwall Lodes in relation to the F1 Fault. These are the 100 Lode, 200 Lode, 300 Lode and the 400 Lode on the footwall of the Eastern Limb, with the 500 Lode, 600 Lode and 101 Lode in the hangingwall.

Gold mineralization is closely associated with arsenopyrite often seen within the boudinaged greywacke unit (Pgtb), especially in the 100 Lode. The mineralization styles, both on the hangingwall and footwall of the F1 Fault are very similar, with the main mineralization associated with, but not necessarily totally constrained within the Pgtb unit. The main sulphide minerals in the fresh rock are pyrite and arsenopyrite, with traces of sphalerite and chalcopyrite. Pyrrhotite occurs below depths of 300m and is predominantly seen in the Pmc unit.

The Union Reefs deposit model (including Esmeralda) generally conforms and supports the Pine Creek Orogen model. Gold mineralization has been focused within two zones, (Union and Lady Alice Line at Union Reefs and Zone “A” and Zone “B” at Esmeralda) in the sheared axial zones of two adjacent faulted antiforms that strike NNW-SSE. At Esmeralda the north eastern “Zone A” is within 300m of the contact of the Allamber Springs Granite of the Cullen Suite and lies within the outer metamorphic aureole of the granite. It dips steeply southwest and has been significantly silicified and brecciated. Chert facies rocks are reported to coincide with the mineralized zones, which locally contain visible gold.

Gold mineralization at Pine Creek is focused on the axial zones of parallel major upright folds. The most productive is termed the Enterprise Anticline; others include the less productive International-Czarina Anticline. The folds plunge shallowly towards 135 degrees at around 10 degrees and the limbs dip southwest and northeast at around 65 degrees. The fold axes are sub-vertical.

The Pine Creek Orogen also hosts some world-class uranium deposits, occasionally gold/PGM rich, and stratabound gold ± silver rich base metal deposits.

Exploration, Development and Operations

The area currently covered by the NT Operations have undergone a lengthy exploration and development history that has spanned over 140 years of historical prospecting and mining and several waves of modern exploration and development in the 1980’s and 1990’s.

A total of over 3.7Moz of gold has reportable been produced from the Pine Creek Orogen and in excess of 3Moz have been produced in the past from deposits that are currently within the NT Operations Property.

It is estimated that over 750,000m of historical drilling have been completed within the land area covered by the Pine Creek Orogen. Since 2009, Crocodile Gold/Newmarket Gold has drilled roughly 220,000m of drilling across all NT Operations.

During the period between 2011 and 2015, Crocodile Gold/Newmarket Gold has drilled a total of 169,611m of diamond drilling into the Cosmo Mine. During the same period 2,969m of RC drilling was also completed within the same area.

At the Cosmo Mine, exploration efforts are centered on the definition of controls on gold mineralization to generate near mine exploration targets. This work resulted in four ‘in-mine’, and four ‘near-mine’, prioritized drill targets and recommendations to reprocess geophysical data and conduct additional targeted research projects around the mine.

Cosmo Mine exploration growth drill programs were conducted in six individual areas; and complimentary to the above mentioned exploration programs was the mining of a drive at the 640RL level with the purpose of providing optimal drill platforms to drill targets such as the Sliver, Hinge and Western Lodes to the deeper northern end of the underground mine.

The Cosmo Mine has been operating consistently since commercial production was declared with quarterly gold production ranging between 12,000 and 22,000oz.

At the Esmeralda deposit, located south of the Union Reefs mill, a mapping campaign was completed in 2014, which led to a series of drill holes being completed with the objective of improving the mineral resource classification from Inferred to Indicated.

Exploration activities at the Burnside area included mapping and sampling following up on targets generated by the 2011 airborne VTEM geophysical survey. This work has identified new targets that will require additional follow up work to determine the potential for future development.

Mineral Resources and Mineral Reserves

NEWMARKET GOLD MINERAL RESOURCE STATEMENT - 31 December 2015
		MEASURED MINERAL RESOURCE				INDICATED MINERAL RESOURCE				INFERRED MINERAL RESOURCE
Project	Deposit	Cut-off (Au g/t)	Tonnes	Grade (Au g/t)	Ounces Gold	Cut-off (Au g/t)	Tonnes	Grade (Au g/t)	Ounces Gold	Cut-off (Au g/t)	Tonnes	Grade (Au g/t)	Ounces Gold
Cosmo	Cosmo*B	2.0	1,650,000	3.63	192,500	2.0	2,987,000	2.99	287,600	2.0	678,000	2.76	60,200
Burnside	Howley					0.7	5,836,000	1.22	228,900	0.7	1,351,000	1.41	61,200
	Mottrams					0.7	204,000	1.17	7,700	0.7	169,000	1.14	6,200
	North Point					0.7	139,000	1.43	6,400	0.7	117,000	1.31	4,900
	Princess Louise					0.7	394,000	1.30	16,500
	Rising Tide					0.7	292,000	1.45	13,600	0.7	372,000	1.49	17,800
	Fountain Head					0.7	273,000	1.79	15,700	0.7	99,000	1.95	6,200
	Tally Ho*					2.0	221,000	4.71	33,400	2.0	114,000	4.86	17,900
	Kazi									0.7	410,000	1.95	25,700
	Western Arm									0.7	3,383,000	1.11	120,300
	Bon's Rush									0.7	805,000	2.33	60,400
	Sub-total		0	0.00	0		7,358,000	1.36	322,200		6,820,000	1.46	320,600
Union Reefs	Prospect Claim*					2.0	450,000	5.07	73,200	2.0	380,000	7.23	88,400
	Crosscourse E-Lens*					1.0	2,301,000	1.85	136,900	1.0	479,000	1.96	30,200
	Crosscourse Western
	Lode*					2.0	191,000	3.67	22,500	2.0	96,000	4.05	12,500
	Low-Grade Stockpiles									N/A	260,000	0.75	6,300
	Esmeralda*					0.5/2.0	558,000	2.08	37,300	0.5/2.0	142,000	2.60	11,800
	Lady Alice									0.5	68,000	1.88	4,100
	Millars/BigTree/PingQue									0.5	523,000	1.79	30,100
	Orinoco					0.5	80,000	1.32	3,400	0.5	17,000	2.42	1,300
	Union North									0.5	559,000	1.52	27,300
	Union South/ Temple									0.5	818,000	1.33	35,000
	Sub-total		0	0.00	0		3,579,000	2.38	273,300		3,342,000	2.30	246,900
Pine Creek	Cox					0.5	730,000	1.41	33,100	0.5	74,000	1.36	3,300
	Czarina					0.5	1,046,000	1.80	60,600
	South Czarina									0.5	294,000	1.49	14,100
	Enterprise									0.5	1,061,000	2.57	87,600
	Gandy's					0.5	535,000	1.81	31,100	0.5	482,000	2.92	45,300
	International					0.5	5,112,000	1.19	195,600	0.5	197,000	1.29	8,200
	Kohinoor					0.5	470,000	1.79	27,100	0.5	331,000	2.67	28,400
	South Enterprise					0.5	500,000	1.99	32,000	0.5	101,000	1.35	4,400
	Sub-total		0	0.00	0		8,393,000	1.41	379,400		2,540,000	2.34	191,300
	TOTAL		1,650,000	3.63	192,500		22,317,000	1.76	1,262,500		13,381,000	1.90	819,000

Notes: * Underground Resource, B = currently operating deposit

TABLE 8 MINERAL RESOURCES FOR NT OPERATIONS, AS AT DECEMBER 31, 2015

Notes for Table 8:

1.	Mineral resources are stated as of December 31, 2015.

2.	Mineral resources are inclusive of mineral reserves, which are set out below.

3.	Mineral resources are calculated using these parameters.

a)	Gold Price of $A1,500/oz, metallurgical recovery of 90-92.0% depending on mineral resource.
b)

Lower cut-off of 2.0g/t Au is used to calculate the mineral resources for Underground deposit and 0.5g/t Au for open pit mineral resources at Pine Creek and Union Reefs and 0.7g/t Au for Burnside. A lower cut of 1.0 g/t Au for underground mineral resources at Crosscourse due to size of potential deposit.

c)	All tonnes are rounded to the closest 1,000t and ounces are rounded to the closest 100 ounces.
d)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

4.

The mineral resource estimates were prepared by Mark Edwards, B.Sc. MAusIMM (CP) MAIG, General Manager Exploration for Newmarket Gold who has over 18 years of relevant experience and is a qualified person for mineral resources as per the NI43-101.

The mineral reserve estimate for the Cosmo Mine is summarized as follows:

TABLE 9 COSMO MINE MINERAL RESERVE CLASSIFICATION AS AT DECEMBER 31, 2015

Classification	Tonnes (t)	Gold (g/t)	Gold (oz)
Proven
Underground	479,000	3.50	53,800
Stockpile	8,000	2.38	600
Proven Subtotal	487,000	3.47	54,400
Probable
Underground	445,000	3.28	46,900
Total mineral reserve	932,000	3.38	101,300

Notes on Table 9:

1.	The mineral reserve is stated as of December 31, 2015.

2.	All mineral reserves have been estimated in accordance with the JORC code and have been reconciled to CIM standards as prescribed by the National Instrument 43-101.

3.	Mineral reserves were estimated using the following mining and economic factors:

a)	14% dilution at 0.5g/t Au is added to all stopes, based on reconciled 2015 production.
b)	Minimum stope width of 3.0m.
c)	Stope recovery of 90%, based on reconciled 2015 production.
d)	Crown pillar mining recovery of 50%.
e)	15% dilution at the mineral resource grade is added to all development.
f)	Mineralization development recovery of 100% is assumed.
g)	A gold price of $A1,450/oz.
h)	An overall processing recovery of 92.0% at a cost of $28.90/t.
i)	Total mining cost used of $68.72/t.
j)	Stockpiles include Cosmo material at the Mine and Union Reefs Processing facility.
k)	Tonnes are rounded to the closest 1,000t and ounces are rounded to closest 100 oz.

4.	The cut-off grade for mineral reserves has been estimated at 2.3g/t Au.

5.

Mineral Reserve estimates were reviewed by Murray Smith who is a consultant with Mining Plus Pty Ltd. Mr. Smith is a Member and Chartered Engineer of the Australasian Institute of Mining and Metallurgy, has over 20 years of relevant engineering experience and is the Qualified Person for Mineral Reserves for Cosmo Mine.

The mineral reserve estimate for the Union Reefs Underground deposit at the Prospect Mine is based on bottom-up up-hole benching with backfill and longhole open stoping mining methods.

TABLE 10 MINERAL RESERVE CLASSIFICATION PROSPECT DEPOSIT UNDERGROUND AS AT DECEMBER 31, 2015

Classification	Tonnes (t)	Gold Grade (g/t)	Gold (ozs)
Proven
Probable	276,000	4.42	39,200
Total mineral reserve	276,000	4.42	39,200

Notes on Table 10:

1.	The mineral reserve is stated as of December 31, 2015.

2.	All mineral reserves have been estimated in accordance with the JORC code and have been reconciled to CIM standards as prescribed by the National Instrument 43-101.

3.	Mineral reserves were estimated using the following mining and economic factors:

a)	A 0.2m hangingwall and footwall skin has been added to the economic stope shape to allow for dilution.
b)	Minimum stope width is 2m.
c)	Stope recovery is 95%.
d)	A gold price of $A1,450/ oz.
e)	An overall processing recovery of 93% at a cost of $28.90/t.
f)	Total mining cost of $87.10/t.
g)	Tonnes are rounded to the closest 1,000t and ounces are rounded to closest 100 oz.

4.	The cut-off grade for mineral reserves has been estimated at 2.7g/t Au.

5.

Mineral Reserve estimates were reviewed by Murray Smith who is a consultant with Mining Plus Pty Ltd. Mr. Smith is a Member and Chartered Engineer of the Australasian Institute of Mining and Metallurgy, has over 20 years of relevant engineering experience and is the Qualified Person for Mineral Reserves at Prospect Underground.

The mineral reserves for the Union Reefs deposit for the Esmeralda open pit mine and are based on open pit mining techniques as at December 31, 2015.

TABLE 11 MINERAL RESERVE CLASSIFICATION ESMERALDA OPEN PIT AS AT DECEMBER 31, 2015

Classification	Tonnes (t)	Gold Grade (g/t)	Gold (ozs)
Proven
Probable	244,000	1.61	12,700
Total mineral reserve	244,000	1.61	12,700

Notes on Table 11:

1.	The mineral reserve is stated as of December 31, 2015

2.	All mineral reserves have been estimated in accordance with the JORC code and have been reconciled to CIM standards as prescribed by the National Instrument 43-101

3.	Mineral reserves were estimated using the following mining and economic factors:

a)	Dilution of 10% and mineralization loss of 5%

b)	Mining costs of $4.50/t and processing costs of $26.00
c)	A gold price of $A1,450/oz
d)	An overall processing recovery of 90%
e)	Tonnes are rounded to the closest 1,000t and ounces are rounded to closest 100 oz

4.	The cut-off grade for mineral reserves has been estimated at 0.7g/t Au

5.

Mineral reserve estimates were prepared by Mark Edwards who is a Member of the Australasian Institute of Mining and Metallurgy and has over 18 years of relevant experience and is the Qualified Person for mineral reserves for Esmeralda open pit as per the National Instrument 43-101.

The following is a summary of mineral reserves in the Pine Creek deposits.

TABLE 12 MINERAL RESERVE CLASSIFICATION FOR PINE CREEK AS AT DECEMBER 31, 2015

Pit	Classification	Tonnes (t)	Gold Grade (g/t)	Gold (ozs)
	Proven
Cox
	Probable	133,000	1.61	6,900
	Proven
International
	Probable	860,000	1.30	35,900
	Proven
Kohinoor
	Probable	129,000	2.39	9,900
	Proven
South Enterprise
	Probable	123,000	2.37	9,400
Total Mineral reserve		1,245,000	1.55	62,100

Notes on Table 12:

1.	The mineral reserve is stated as of December 31, 2015

2.	All mineral reserves have been estimated in accordance with the JORC code and have been reconciled to CIM standards as prescribed by the National Instrument 43-101

3.	Mineral reserves were estimated using the following mining and economic factors:

a)	Dilution of 15% and mineralization loss of 5% for all pits excluding International which used a mining dilution of 10%
b)	Mining costs of $4.80/t and processing costs of $33.24
c)	A gold price of $A1,450/oz
d)	An overall processing recovery of 90% for all pits excluding International, which used a recovery of 85%
e)	Tonnes are rounded to the closest 1,000t and ounces are rounded to closest 100oz

4.	The cut-off grade for mineral reserves has been estimated at 0.9g/t Au.

5.

Mineral reserve estimates were prepared by Mark Edwards who is a Member of the Australasian Institute of Mining and Metallurgy and has over 18 years of relevant experience and is the Qualified Person for mineral reserves at Pine Creek as per the National Instrument 43-101.

There are no known situations where the mineral reserves outlined above could be materially affected by environmental, permitting, legal, title, treatment, socio-economic or political issues. There is however some risk with any gold mineral reserve where the gold price may affect the overall economic viability of a mining operation.

Conclusions and Recommendations

The Cosmo mineral resource and mineral reserve have seen a decrease in inventory over the past 12 months. A detailed review of the mine scale geology and mineralization has been completed during the year, increasing the understanding of the deposit. Exploration activities are now required to advance this understanding into the conversion of mineral resources. This understanding of the geology and mineralization of the Cosmo Mine should continue to evolve during the coming year as more exploration is completed within the mine.

The drilling completed at the Esmeralda deposit in the Union Reefs area has shown that the grade of the deposit is similar to the previous mineral resource estimate; however, the tonnes are significantly lower. It has been recognized that one diamond hole, which had poor recovery, may be affecting the estimation in the Esmeralda A deposit. This area has the potential to negatively influence the mineral reserves and should be investigated.

The scale of the Prospect underground mine at the Union Reefs area is significantly smaller than the Cosmo Mine but the economics of the mineral reserve suggest it would complement the current mining operations. The proximity to the Union Reefs processing facility is also a positive factor for the deposit.

The Pine Creek deposits have the potential to add significant tonnes to the current Cosmo Mine only mining schedule. These deposits should be further assessed for possible ramping up into the life of mine plans.

Several mineral resources reported in the Burnside deposit area (Kazi, Western Arm and Bon’s Rush prospects for example) were completed prior to 2009 when compared to the current estimates for Cosmo and Prospect deposits. While the Author believes these estimates are still current and applicable, the use of more modern techniques, further definition drilling and exploration may improve the understanding of the potential of these deposits. The experience gained from mining operations at places like Howley in the Burnside deposit area and the Cosmo Mine should be used to improve the mineral resource estimation process.

Cosmo Mine

Advancement in the geological and mineralization understanding for the Cosmo Mine over the past 12 months has resulted in the definition of exploration targets within the mine. It is recommended that this understanding continue to be developed and advanced through exploration drilling campaigns. Table 13 below covers the proposed exploration programs to continue the development of the Cosmo Mine.

TABLE 13 PROPOSED EXPLORATION PROGRAMS FOR COSMO MINE FOR 2016.

Target	Current Exploration Status	Potential outcome	Description	Diamond Drill Meters	Total Cost
Western Lodes	Advanced Scoping	Inferred Status	Plunging mineralization system close to the 640 exploration drill drive	3,000	$350,000
Lantern 700 lode	Project Scoping	Inferred Status	Detailed drilling of 700 lode material within Lantern lode close to current development	3,500	$350,000
Lantern Central	Exploration	Investigative	Longer drilling testing the Central zone of the lantern target area	3,000	$400,000
Hinge Footwall	Project Scoping	Inferred Status	Drill testing the hinge zone below the F1 fault, currently intersected with Sliver drilling	2,000	$250,000
Cosmo Deeps	Project Scoping	Investigative	Investigative drilling of the 100- 300 lodes down plunge of current mineral resources	3,500	$420,000
Sliver	Project Scoping	Inferred Status	Continue the development of the Sliver target down plunge of current mineral resources	5,800	$700,000
Cosmo Surface 2300mN	Exploration	Investigative	Test the down plunge extensions of the Sliver and Cosmo Deeps target	3,600	$900,000
Total Exploration				24,400	$3,370,000

FIGURE 2 EXPLORATION TARGETS OF THE COSMO DEPOSIT

Figure 2 shows the approximate location of the Western Lode, Sliver Lode, Lantern Lode and the Footwall Hinge Lode. These areas have the potential to add additional ounces to the mineral resource and mineral reserve statement over the next 12 months. The 640 Drill Drive extension is currently underway and will form a good platform for underground drilling of most of these targets.

Infill drilling is also planned to continue in 2016 with the aim being to maintain at least 12-18 months of mineral reserves drilled out to 20m x 10m spacing. The possible status for the end of 2016 reflects the opinion of Mark Edwards, General Manager of Exploration for Newmarket Gold and Qualified Person for this technical report. This drilling is seen as a critical path to replacing mineral reserves mined each year. This is the highest priority drilling for the Cosmo Mine and is the focus for the geological team based at the mine. Each program is reviewed regularly and altered to provide the required outcomes for mine planning purposes.

Union Reefs

Drilling completed at the Esmeralda deposit has demonstrated the potential for future mining activities. While an overall reduction in mineral inventory (when combining Indicated and Inferred inventories) has resulted, it has been recognized that one diamond hole performed badly with lower than expected core recoveries. This has resulted in the reduction of tonnes in the core of the Esmeralda A Deposit. It is recommended that a second RC hole be twinned with this diamond hole that returned questionable assay results to confirm the width of the mineralization. It would be estimated that an additional 100m of RC drilling be completed at a cost of $10,000 (excluding any potential mobilization costs).

Work also needs to continue on developing the Mine Management Plan (MMP) for the Esmeralda deposit. This work advanced significantly over the past 12 months, with base line studies and a Notice of Intent supplied to the Northern Territory Environmental Protection Agency (NTEPA). This work will continue at an estimated cost of $80,000 to finalize the approval to mine.

With the potential to commence mining operations at the Esmeralda deposit, located to the south of the Union Reefs processing facility, it is recommended that all mineral resources around the Union Reefs processing facility be reviewed for mining potential. Some drilling was completed in 2011 around deposits such as Millars and Lady Alice. These drilling results should be used with the new understanding gained at Esmeralda and Prospect deposits, and new mineral resource estimations should be completed. These could then be optimized to identify the potential for open pit mining. The costs of this work would be captured within the current NT Operations staff budget.

Pine Creek

In the Pine Creek area there are currently four different mineral reserve deposits reported, including International, Kohinoor, Cox and South Enterprise deposits. There is the potential to add one year’s additional processing material for the Union Reefs facility. Some work is required to further advance the permitting process for these operations. While the deposits are located on an active Mineral Lease, work is required on the development of a Mine Management Plan for operations. This will require $150,000 of test-work and reporting to be completed.

There is also the potential to identify additional mineral resources at Pine Creek, particularly around the Enterprise South and Gandy’s North deposits. It is estimated that 2,000m of RC drilling for Enterprise South would be required at a cost of $200,000. At Gandy’s North, a diamond drilling program of 1,500m is recommended at a cost of $400,000 in order to test the higher grade plunging structure. This would potentially be an underground target, but due to its proximity to the surface there would also be some open pit potential.

Burnside area

Newmarket Gold has been active in the past 2 years in rationalizing land holdings and mineral resources within the Burnside area. During this period, the Iron Blow deposit has been divested to PNX Metals Ltd, the Bridge Creek deposit has been divested to a local quarry operation, and the Glencoe deposit has been divested to Ark Mines Ltd. Also during this period a series of smaller, non-core Mineral Leases have been sold to third parties. It is recommended that this divestment of non-core assets continue to rationalize holdings within the Company’s NT Operations.

The Western Arm, Kazi and Bon’s Rush deposits are located proximal to each other. These deposits contain Inferred mineral resources. None of these three deposits have been previously mined. It is interpreted that they contain significant amounts of oxide mineralization. The mineral resource estimates for these deposits were completed by previous owners and will require an update. These estimates have been reviewed by the Author and are deemed to be suitable for reporting however, an update will allow for more modern techniques to be utilized. Investigations are underway to understand the amount and quality of diamond drilling that was previously completed, and the remaining drill core that is available for additional study and test work. This drill core could be analyzed for required QA/QC purposes. It is estimated that this work would cost in the order of $10,000.

Drilling would also be required to convert these Inferred mineral resources to a high category to be used in future mineral reserve estimations. Below is an estimation of the drilling requirements for each deposit to convert them into a suitable mine plan.

Western Arm – 5,000m of RC drilling at a cost of $500,000 and 1,000m of diamond drilling at a cost of $250,000. Additional test work required for future MMP approvals would be in the order of $150,000 (Metallurgical, environmental and geotechnical testing).

Bon’s Rush – 5,000m of RC drilling at a cost of $500,000 and 1,500m of diamond drilling at a cost of $375,000. An additional $200,000 would be needed for additional test work for the MMP approval processes.

Kazi – 3,000m of RC drilling at a cost of $300,000 and 500m of diamond drilling at a cost of $125,000. An additional test work budget of $150,000 is anticipated.

Other

Newmarket Gold will continue to review and make recommendations on the many mineral deposits contained within its NT Operations, in order to identify opportunities to expand its mineral resource base.

Farm-in agreements have been completed that allow third parties to carry out exploration on significant parts of the Company’s land position. It is anticipated that this allows for increased exploration expenditure that should identify opportunities for more focused work.

The Company should also regularly monitors local competitor activities in the area in order to quickly identify opportunities that may be potentially beneficial to Newmarket Gold, for example the opportunity to toll treat ore from deposits around the Union Reefs plant.

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The Stawell Gold Mine

The below summary is a direct extract and reproduction of the summary contained in the Stawell Technical Report, without material modification or revision and all defined terms used in the summary shall have the meanings ascribed to them in the Stawell Technical Report. The below summary is subject to all the assumptions, qualifications and procedures set out in the Stawell Technical Report. The Stawell Technical Report was prepared in accordance with NI 43-101. For full technical details of the report, reference should be made to the complete text of the Stawell Technical Report, which has been filed with the applicable regulatory authorities and is available under the Company’s SEDAR profile at www.sedar.com. The Stawell Technical Report is incorporated by reference in this Annual Information Form and the summary set forth below is qualified in its entirety with reference to the full text of the Stawell Technical Report. The authors of the Stawell Technical Report have reviewed and approved the scientific and technical disclosure contained in this Annual Information Form related to the Stawell Gold Mine.

EXECUTIVE SUMMARY

This Stawell Technical Report has been prepared for Newmarket Gold, the beneficial owner of the Stawell Gold Mines. It has been prepared in accordance with the requirements of the National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101) and updates material changes to the Mineral Resource and Mineral Reserve position as of December 31, 2015.

The Mineral Resources and Mineral Reserve estimate for Stawell Gold Mines is a summation of a number of individual estimates for various mineralized lodes and geographically constrained areas. All of these estimates are contained within the Mining Lease MIN5260.

The Stawell Gold Deposit was discovered in the mid 1850’s during the Victorian gold rush, which saw the discovery and exploitation of significant deposits at Bendigo and Ballarat. Mining activity eventually ceased in the 1920’s and after a prolonged period of sporadic exploration, mining operation recommenced in 1981. Mining operations and various levels of exploration and resource development activities have been continuous since 1981 and as such the project has significant past production and development history, which is discussed in this technical report and also utilized during the compilation of the Mineral Resource and Mineral Reserve estimates.

Since the publication of the previous NI 43-101 Technical Report on the Stawell Gold Mines prepared by Justine Tracey, MAusIMM (CP) and Wayne Chapman, MAusIMM (CP) dated March 24, 2015 (the 2014 Stawell Technical Report), Newmarket Gold has drilled and re-estimated the Mineral Resource for some of the deposits within the Stawell underground mine. Using these models, Mineral Reserves have been calculated and are reported within for those Mineral Resources that warrant the financial considerations required to fulfill the requirements of a Mineral Reserve.

In June 2014 the Big Hill Surface Resource and Reserve were reported in the NI 43-101 Technical Report on the Big Hill Enhanced Development Project at Stawell Gold Mines prepared by Dean Basile, MAusIMM (CP) and Stuart Hutchin, MAIG, MAusIMM, dated June 2014 (the Big Hill Technical Report). The ongoing reporting of this Mineral Resource and Reserve is contained within this report.

This technical report has been prepared by a number of the Stawell Gold Mines personnel. The report utilizes information available within Newmarket Gold’s technical reports, published geological papers and internal Mineral Resource and Mineral Reserve documents completed by members of the Stawell Gold Mines mine geological and mine engineering teams.

Justine Tracey, Mark Edwards and Wayne Chapman are qualified persons as defined by NI 43-101 and accept overall responsibility for the preparation of all sections of this technical report including the preparation of the Mineral Resources as reported in Section 14. All information presented in this technical report was prepared in accordance with the requirements of NI 43-101 and is in the format prescribed by that instrument.

Project Description and Ownership

Stawell Gold Mines is located in the Australian State of Victoria, 250km northwest of Melbourne and 2km from the Township of Stawell Figure 3.

Stawell Gold Mines principal approval is its Mining Lease MIN5260, issued by the Victorian State Government under the Sustainable Development Act. This MIN5260 lease (centroid coordinates of 142.80° E and 37.06° S, GDA94) encompasses both the Magdala and Wonga Mines and is located both under and around the Township of Stawell with an area of approximately 1,000.58 Ha.

Stawell is a historic goldfield that produced 2.7 million ounces of gold between 1853 and 1926 from both alluvial and hard rock sources. In 1981, Stawell Gold Mines was re-opened by the Western Mining Corporation (WMC)/Central Norseman Gold joint venture with commencement of the Magdala decline. By 1984, the operation had expanded with the construction of a processing facility and subsequent commencement of an open cut operation at the Wonga Mine (2 kilometers south of Magdala). The Wonga Open Cut operated from 1984 to 1987 and produced 778,847 tonnes recovering 69,159 ounces of gold. The Davis Open Cut operated from 1987 to 1989 and produced 154,525 tonnes for 8,992 recovered ounces of gold.

In December 1992, the operation was acquired in a 50/50 joint venture by Mining Project Investors Pty Ltd. (MPI) and Pittston Mineral Ventures (Pittston). The joint venture continued until 2004, during which time there was a record of continued exploration success with discovery of additional mineralized deposits that were subsequently mined.

In February 2004, MPI acquired Pittston’s 50% share of the project. In November 2004, a de-merger of the MPI gold business came into effect, and Leviathan Resources Ltd. (Leviathan) was floated in December 2004. The resource drilling into the Golden Gift Deposit initially identified seven areas of mineralization offset from each other due to late faulting. From the increased geological understanding of the Golden Gift Deposit, it was clear in the mine planning process that two declines were required, the GG5 and GG3 declines, to access the ore zones for continuity of supply.

In January 2007 Perseverance Corporation Limited (Perseverance) acquired Leviathan. Perseverance was acquired by Northgate Minerals Corp. (Northgate) on February 18, 2008. Northgate was acquired by AuRico Gold Inc. (AuRico) in October 2011. Crocodile Gold Corp (Crocodile Gold) completed their acquisition of Stawell Gold Mines from AuRico on May 4, 2012. On July 14, 2015 a merger between Newmarket Gold Inc. and Crocodile Gold was completed to form Newmarket Gold.

FIGURE 3 MAP HIGHLIGHTING LOCATION OF STAWELL GOLD MINES

Geology and Mineralization

The Stawell Goldfield is located in the western Stawell Zone of the Lachlan Fold Belt. Interpretations from the Victorian Geological Survey present a thin skinned tectonics model where the Moyston Fault is an east dipping basal detachment, which has juxtaposed higher metamorphic grade rocks of the Stawell Zone against lower grade Cambrian rocks of the Delamarian Glenelg Zone. The west dipping Stawell Fault, Coongee Break and other parallel west dipping faults represent back thrusts from the Moyston Fault. The Stawell-Wildwood corridor therefore represents a significant structural high in an up-thrown block of deeper stratigraphy between the Coongee Break and Pleasant Creek Fault.

Intruded into this sequence are the Stawell Granite and a number of felsic and mafic intrusions. The stratigraphy at Stawell is divided into three principal units: Magdala Basalt, Albion Formation and Leviathan Formation. The dominant feature at Stawell is the 1.2km wide, doubly plunging, northwest-striking Magdala Basalt dome. The Magdala Basalt is made up of a series of basalt noses, interpreted to be flow sheets, which now dip to the southwest and plunge to the northwest. Areas of sedimentation are present between the basalt noses and are locally termed ‘waterloos’.

There are three mineralization styles at Stawell, being Magdala (separated into west and east flanks), Golden Gift and Wonga. The Magdala and Golden Gift ore types are hosted within the Magdala Volcanogenic. Within the Magdala Deposit there are three main ore types; Central Lode, Basalt Contact Lodes, and Magdala Stockwork Lodes. The east flank mineralization introduces a new ore type: the Hampshire Lode.

Gold occurs as free gold, frequently associated with pyrite, pyhrotite and arsenopyrite.

Exploration, Development and Operations

Since the closure of the lower portion of Stawell Gold Mines in 2013, production has focused on mining of remnant Mineral Resource and mining pillars in areas above 1065 mRL. The underground mining plan over this period has been based on an extraction target of around 400 - 500kt/pa with a grade range of 2.0 - 3.0 g/t Au. Surface mining plans include the Big Hill project area with ongoing permitting considerations through 2016.

The 2016 mine budget based upon higher confidence material consists of development, mining and processing of 495kt at 2.53 g/t Au of underground mill feed supplemented by 442kt of surface oxide stockpiles for production of 38k ounces.

The mine plan is based upon similar Mineral Resource conversion and discovery as the previous three years, and results in an ongoing underground mine scenario while surface mining operations undergo permitting.

Exploration is carried out in the near mine environment in order to supplement resources that can be accessed from current underground workings with a minimum of development work required. Underground and surface exploration programs are ongoing and have recently been successful in adding inferred Mineral Resources in the Aurora B zone.

Mineral Resources and Mineral Reserves

STAWELL GOLD MINES

The total Mineral Resource estimate for the Stawell Gold Mines operations is listed in Table 14.

This Stawell Gold Mines Mineral Resource is categorized as Underground (Table 16), Big Hill Surface (Table 18) and Low Grade Stockpiles (Table 20). These are all located on the same Mining Lease and share the Processing Facility.

TABLE 14 STAWELL GOLD MINES MINERAL RESOURCE AS AT DECEMBER 31, 2015

Stawell Gold Mines Resource
Domain	Tonnes (Kt)	Gold Grade g/t	Ounces Gold (Koz)
Measured	56	2.56	5
Indicated	4,063	1.85	241
Total (Measured and Indicated only)	4,119	1.86	246
Inferred	1,164	3.16	118

Notes of Table 14:

1.	All Mineral Resources and Mineral Reserves have been estimated in accordance with the JORC Code and have been reconciled to CIM Standards as prescribed by National Instrument 43-101.

2.	Mineral Resources are inclusive of Mineral Reserves.

3.	Mineral Resources were estimated using the following parameters:

a.	Gold price of A$1,500/oz
b.	Cut-off Grade applied was variable for surface Mineral Resources. Grades used were as follows:

•	0.44 g/t for Big Hill surface
•	0.35 g/t for surface Low Grade Stockpiles

c.	Cut-off Grade applied was variable for underground Mineral Resources. Grades used were as follows:

•	2.0 g/t for Mariners and Big Hill outside of current pit optimisation
•	2.3 g/t for all remaining underground Mineral Resources

4.

Surface and Underground Mineral Resource estimates were prepared by Justine Tracey, Senior Resource Geologist, Stawell Gold Mines. Ms Tracey is a member of the Australian Institute of Geoscientists and a Charted Professional member of the Australasian Institute of Mining and Metallurgy, and has over 12 years of relevant geological experience and is the Qualified Person for Mineral Resources under NI 43-101.

5.

Ms. Tracey believes that the stated Mineral Resources is a realistic inventory of mineralization which, under the assumed technical, political, legal, environmental and economic development conditions, is economically extractable. If these conditions change then the Mineral Resources, either in whole or part, may not be economically extractable.

6.

The quantity and grade of the reported inferred Mineral Resources are uncertain in nature and there has been insufficient exploration to define the inferred Mineral Resources as indicated or measured Mineral Resources and it is uncertain if further exploration will result in upgrading them to an indicated or measured Mineral Resources category.

7.	Mineral Resources and Mineral Reserves are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.

8.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Mineral Reserve estimate for the Stawell Gold Mines Operations is listed in Table 15. This total Mineral Reserve is categorized as Underground (Table 17), Big Hill Surface (Table 19) and Low Grade Stockpiles (Table 21).

TABLE 15 MINERAL RESERVE CLASSIFICATION AS AT DECEMBER 31, 2015

Classification	Tonnes (Kt)	Gold Grade g/t	Ounces Gold (Koz)
Proven	51	2.49	4
Probable	3,428	1.46	162
Total Mining Reserve	3,479	1.48	166

Notes on Table 15:

1.	All Mineral Resources and Mineral Reserves have been estimated in accordance with the JORC Code and have been reconciled to CIM Standards as prescribed by NI 43-101.

2.	Mineral Reserves were estimated using the following economic parameters:

a.	Gold price of A$1,450/oz
b.	Cut-off Grade applied was variable for underground depending upon width, mining method and ground conditions.
c.	Cut-off Grade applied to Big Hill surface was 0.4 g/t Au
d.	Cut-off Grade applied to surface LG Stockpiles was 0.35 g/t Au

3.

Underground Mineral Reserve estimates were prepared by Stawell Gold Mines personal under the guidance of Wayne Chapman, Technical Manager Stawell Gold Mines. Mr Chapman is a member and Chartered Professional of the Australasian Institute of Mining and Metallurgy, has over 11 years of relevant mining engineering experience and is the Qualified Person for Mineral Reserves under NI 43-101.

4.

Big Hill Surface Mineral Reserve estimates were prepared by Mining One personal under the guidance of Mark Edwards. Mr Edwards is the General Manager for Exploration, Newmarket Gold and Chartered Professional of the Australasian Institute of Mining and Metallurgy, has over 11 years of relevant mining engineering experience and is the Qualified Person for Mineral Reserves under NI 43-101.

5.	Mineral Resources and Mineral Reserves are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.

UNDERGROUND

The Mineral Resource estimate for the Stawell underground mine is listed in Table 16.

TABLE 16 UNDERGROUND MINERAL RESOURCE ESTIMATION AS AT DECEMBER 31, 2015

Stawell Underground Mineral Resource
Domain	Tonnes (Kt)	Gold Grade g/t	Ounces Gold (Koz)
Measured	56	2.56	5
Indicated	669	3.49	75
Total (Measured and Indicated only)	725	3.42	80
Inferred	1,118	3.24	116

Notes on Table 16:

1.	All Mineral Resources and Mineral Reserves have been estimated in accordance with the JORC Code and have been reconciled to CIM Standards as prescribed by National Instrument 43-101.

2.	Mineral Resources are inclusive of Mineral Reserves.

3.	Mineral Resources were estimated using the following parameters:

a.	Gold price of A$1500/oz
b.	Cut-off Grade applied was variable for surface Mineral Resource. Grades used were as follows:

•	0.44 g/t for Big Hill surface
•	0.35 g/t for surface Low Grade Stockpiles

c.	Cut-off Grade applied was variable for underground Mineral Resources. Grades used were as follows:

•	2.0 g/t for Mariners and Big Hill outside of current pit optimisation
•	2.3 g/t for all remaining underground Mineral Resources

4.

Surface and Underground Mineral Resource estimates were prepared by Justine Tracey, Senior Resource Geologist, Stawell Gold Mines. Ms Tracey is a member of the Australian Institute of Geoscientists and a Charted Professional member of the Australasian Institute of Mining and Metallurgy, and has over 12 years of relevant geological experience and is the Qualified Person for Mineral Resources under NI 43-101.

5.

Ms. Tracey believes that the stated Mineral Resources is a realistic inventory of mineralization which, under the assumed technical, political, legal, environmental and economic development conditions, is economically extractable. If these conditions change then the Mineral Resources, either in whole or part, may not be economically extractable.

6.

The quantity and grade of the reported inferred Mineral Resources are uncertain in nature and there has been insufficient exploration to define the inferred Mineral Resources as indicated or measured Mineral Resources and it is uncertain if further exploration will result in upgrading them to an indicated or measured Mineral Resource category.

7.	Mineral Resources and Mineral Reserves are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.

8.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Mineral Reserve estimate for the Stawell underground mine is listed in Table 17.

TABLE 17 UNDERGROUND MINERAL RESERVE CLASSIFICATION AS AT DECEMBER 31, 2015

Classification	Tonnes (Kt)	Gold Grade g/t	Ounces Gold (Koz)
Proven	51	2.49	4
Probable	305	2.47	24
Total Mining Reserve	356	2.47	28

Notes on Table 17:

1.	All Mineral Resources and Mineral Reserves have been estimated in accordance with the JORC Code and have been reconciled to CIM Standards as prescribed by NI 43-101.

2.	Mineral Reserves were estimated using the following economic parameters:

a.	Gold price of A$1,450/oz
b.	Cut-off Grade applied was variable for underground depending upon width, mining method and ground conditions.

3.

Underground Mineral Reserve estimates were prepared by Stawell Gold Mines personal under the guidance of Wayne Chapman, Technical Manager Stawell Gold Mines. Mr Chapman is a member and Chartered Professional of the Australasian Institute of Mining and Metallurgy, has over 11 years of relevant mining engineering experience and is the Qualified Person for Mineral Reserves under NI 43-101.

4.	Mineral Resources and Mineral Reserves are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.

BIG HILL SURFACE

The Mineral Resource estimate for the Surface Big Hill Project at Stawell Gold Mines is listed in Table 18.

TABLE 18 BIG HILL SURFACE MINERAL RESOURCE AS AT DECEMBER 31, 2015

Stawell Underground Resource
Domain	Tonnes (Kt)	Gold Grade g/t	Ounces Gold (Koz)
Measured
Indicated	2,971	1.68	160
Total (Measured and Indicated only)	2,971	1.68	160
Inferred	46	1.15	2

Notes on Table 18:

1.	All Mineral Resources and Mineral Reserves have been estimated in accordance with the JORC Code and have been reconciled to CIM Standards as prescribed by National Instrument 43-101.

2.	Mineral Resources are inclusive of Mineral Reserves.

3.	Mineral Resources were estimated using the following parameters:

a.	Gold price of A$1,500/oz
b.	Cut-off Grade applied for Big Hill Surface Mineral Resource is 0.44 g/t Au

4.

Surface Mineral Resource estimates were prepared by Justine Tracey, Senior Resource Geologist, Stawell Gold Mines. Ms Tracey is a member of the Australian Institute of Geoscientists and a Charted Professional member of the Australasian Institute of Mining and Metallurgy, and has over 12 years of relevant geological experience and is the Qualified Person for Mineral Resources under NI 43-101.

5.

Ms. Tracey believes that the stated Mineral Resources is a realistic inventory of mineralization which, under the assumed technical, political, legal, environmental and economic development conditions, is economically extractable. If these conditions change then the Mineral Resources, either in whole or part, may not be economically extractable.

6.

The quantity and grade of the reported inferred Mineral Resources are uncertain in nature and there has been insufficient exploration to define the inferred Mineral Resources as indicated or measured Mineral Resources and it is uncertain if further exploration will result in upgrading them to an indicated or measured Mineral Resource category.

7.	Mineral Resources and Mineral Reserves are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.

8.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Mineral Reserve estimate for the Big Hill surface project is listed in Table 19.

TABLE 19 BIG HILL SURFACE MINERAL RESERVE CLASSIFICATION AS AT DECEMBER 31, 2015

Classification	Tonnes (Kt)	Gold Grade g/t	Ounces Gold (Koz)
Proven
Probable	2,700	1.51	132
Total Mining Reserve	2,700	1.51	132

Notes on Table 19:

1.	All Mineral Resources and Mineral Reserves have been estimated in accordance with the JORC Code and have been reconciled to CIM Standards as prescribed by NI 43-101.

2.	Mineral Reserves were estimated using the following economic parameters:

a.	Gold price of A$1,450/oz
b.	Cut-off Grade applied was 0.4 g/t Au

3.

Big Hill Surface Mineral Reserve estimates were prepared by Mining One personal under the guidance of Mark Edwards, General Manager Exploration Newmarket Gold. Mr Edwards is a member and Chartered Professional of the Australasian Institute of Mining and Metallurgy, has over 18 years of relevant mining experience and is the Qualified Person for Mineral Reserves under NI 43-101.

4.	Mineral Resources and Mineral Reserves are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.

LOW GRADE STOCKPILES

The Mineral Resource estimate for the Stawell surface low grade stockpiles is listed in Table 20.

TABLE 20 LOW GRADE STOCKPILE MINERAL RESOURCE AS AT 31 DECEMBER 2015

Stawell Low Grade Stockpile Mineral Resource
Domain	Tonnes (Kt)	Gold Grade g/t	Ounces Gold (Koz)
Measured	-	-	-
Indicated	423	0.43	6
Total (Measured and Indicated only)	423	0.43	6
Inferred	-	-	-

Notes on Table 20:

1.	All Mineral Resources and Mineral Reserves have been estimated in accordance with the JORC Code and have been reconciled to CIM Standards as prescribed by National Instrument 43-101.

2.	Mineral Resources are inclusive of Mineral Reserves.

3.	Mineral Resources were estimated using the following parameters:

a.	Gold price of A$1,500/oz
b.	Above 0.35 g/t Au cut-off

4.

Surface Low Grade Mineral Resource estimates were prepared by Justine Tracey, Senior Resource Geologist, Stawell Gold Mines. Ms Tracey is a member of the Australian Institute of Geoscientists and a Charted Professional member of the Australasian Institute of Mining and Metallurgy, and has over 12 years of relevant geological experience and is the Qualified Person for Mineral Resources under NI 43-101.

5.

Ms. Tracey believes that the stated Mineral Resources is a realistic inventory of mineralization which, under the assumed technical, political, legal, environmental and economic development conditions, is economically extractable. If these conditions change then the Mineral Resources, either in whole or part, may not be economically extractable.

6.	Mineral Resources and Mineral Reserves are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.

7.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Mineral Reserve estimate for Stawell Surface Low Grade Stockpiles is listed in Table 21.

TABLE 21 LOW GRADE STOCKPILE MINRAL RESERVE CLASSIFICATION AS AT 31 DECEMBER 2015

Classification	Tonnes (Kt)	Gold Grade g/t	Ounces Gold (Koz)
Proven	-	-	-
Probable	423	0.43	6
Total Mining Reserve	423	0.43	6

Notes on Table 21:

1.	All Mineral Resources and Mineral Reserves have been estimated in accordance with the JORC Code and have been reconciled to CIM Standards as prescribed by National Instrument 43-101.

2.	Mineral Reserves were estimated using the following economic parameters:

a.	Gold price of A$1,450/oz
b.	Above 0.35 g/t Au cut-off

3.

Surface Low Grade Mineral Reserve estimates were prepared by Stawell Gold Mines personal under the guidance of Wayne Chapman, Technical Manager Stawell Gold Mines. Mr Chapman is a member and Chartered Professional of the Australasian Institute of Mining and Metallurgy, has over 11 years of relevant mining engineering experience and is the Qualified Person for Reserves under NI 43-101.

4.	Mineral Resources and Mineral Reserves are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.

Interpretation

The data on which this updated Mineral Resource and Mineral Reserve statement is based has been collected utilizing the quality systems, procedures and processes. There are very high standards of data collection and storage utilized at Stawell Gold Mines and the assay quality is supported by QA/QC documentation and verifiable data. Data management systems are in place to ensure long term security of all geological information collected on site.

The gold grade estimates are based on high quality assay datasets of diamond drill core that has been spatially located, sampled and assayed using sound industry standard practices.

There is available an extensive coverage of diamond drilling reaching a drill spacing of 15m x 15m in areas that are subject to grade control drilling. Additionally face mapping information and “sludge sample” holes logged for geology are available to construct geological models for all Mineral Resource areas. The key control on Mineral Resource estimation is an accurate definition of the constraining geological models. Estimation of grade within the domains, whilst still very important, is of secondary importance to the first order geological domaining. The geological personnel have a sound understanding of the mineralized system and have good practices in place to ensure quality models are produced.

In addition to the quality control and data verification procedures, the Qualified Persons preparing the Mineral Resource estimates have further validated the data upon extraction from the database prior to resource interpolation. This verification used MineSight software as the primary tool to identify data problems. This allowed the omission of holes if they were of questionable quality, for example due to low quality sample techniques or incomplete assaying. When coupled with the more mechanical check processes ensuring high quality is entering the database in the first place, these checks were effective in allowing the Qualified Persons to be confident that the data was geologically coherent and of appropriate quality.

Conclusion and Recommendations

Ongoing mining operations in the upper levels of Stawell Gold Mines through both low grade resource remodelling and mining and adjusted operational costs have provided confidence in a mine budget targeting 38koz for 2016. Continued western flank low grade resource investigation, Big Hill surface mining permitting and underground eastern flank exploration provide opportunity beyond 2016.

The Stawell Mineral Resource increased in inventory over the past 12 months. A small increase in Indicated ounces in the Magdala Western Flank mineralisation does not reflect the extent of conversion during the year. This is a result of a short time frame between delivery of the resource and mine scheduling, thus material that was converted during the reporting period is already in production in the same reporting period.

An increase to the Inferred resource in the reporting year is result of targeted drilling of the unmined margins of the Magdala mineralization (Federal Albion South, Below Scotchmans 250 and Upper South Fault 2) and exploration drilling on the Eastern Flank (Aurora B).

Prior to the reporting period the a significant portion of the Inferred Mineral Resource inventory underwent conversion to Indicated Mineral Resource in order to sustain Mine Operations. Drill programs through 2015 have enabled this material to be replaced through the course of 2015. Continued drilling and investigation into the Inferred resource areas in 2016 gives capacity for conversion to Indicated and understand into along strike and down plunge potential to the mineralisation.

Mineral Reserve has matched depletion. Big Hill Surface Mineral Reserve was reduced in line with the adjusted Big Hill mining plan.

A summary of the recommendations:

•

A structural review of all available drill core to understand the down plunge position and potential of the mineralized shoots on the eastern flank Aurora B. Undertake further diamond drilling on the Eastern Flank for exploration of mineralization extent of the Aurora B zone.

•	Undertake infill diamond drilling on the upper southern extents of priority lodes on the western flank to confirm the assumptions of geological continuity inherent in the current estimate.

•	Continue to build geological models over the Magdala mineralization where there is no current digital model to aid in targeting and geological understanding.

•	Undertake targeted resource drilling on the faulted extremities of the mineralization (above the Scotchmans Fault and below the South Fault).

•	Continue underground channel sampling and digital capture of the results to assist with determination of wireframe extents and aid the consideration of recoverable reserves.

•	Continue to review the performance of the Mineral Resource estimate through regular reconciliation between geological modelling, mining and the processing facility.

•	Continue further permitting applications for the Big Hill surface mining project.

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The Maud Creek Gold Project

The below summary is a direct extract and reproduction of the summary contained in the Maud Creek Technical Report, without material modification or revision and all defined terms used in the summary shall have the meanings ascribed to them in the Maud Creek Technical Report. The below summary is subject to all the assumptions, qualifications and procedures set out in the Maud Creek Technical Report. The Maud Creek Technical Report was prepared in accordance with NI 43-101. For full technical details of the report, reference should be made to the complete text of the Maud Creek Technical Report, which has been filed with the applicable regulatory authorities and is available under the Company’s SEDAR profile at www.sedar.com. The Maud Creek Technical Report is incorporated by reference in this Annual Information Form and the summary set forth below is qualified in its entirety with reference to the full text of the Maud Creek Technical Report. The authors of the Maud Creek Technical Report have reviewed and approved the scientific and technical disclosure contained in this Annual Information Form related to the Maud Creek Gold Project.

EXECUTIVE SUMMARY

Introduction

SRK Consulting (Australasia) Pty Ltd (SRK) was engaged by Newmarket Gold to undertake a study on the Maud Creek Gold Project (Maud Creek or the Project) and prepare a Technical Report to support the release of the updated Mineral Resource estimate.

In early July 2015, Newmarket Gold merged with Crocodile Gold Corp. (Crocodile Gold) to form a new Canadian, Toronto Stock Exchange listed gold mining company named Newmarket Gold that has 100% ownership of the Maud Creek Project.

This Maud Creek Technical Report documents the review and assessment of the project’s geology, exploration, mineral resource, geotechnical and metallurgical aspects prepared by SRK. It was prepared following the guidelines of the Canadian Securities Administrators’ National Instrument (NI) 43-101 and Form 43-101 F1.

The mineral resource statement reported herein was prepared in conformity with generally accepted Canadian Institute of Mining, Metallurgy, and Petroleum’s (CIM) Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines.

Scope

The scope of this study was to review the geological model, update the Mineral Resource estimate, review the geotechnical and metallurgical data and aspects of the deposit to support future studies.

Based on the Mineral Resource review and findings of the geotechnical and metallurgical review work, SRK recommends that the Preliminary Economic Assessment (PEA) of the Project continue.

The basis of the PEA is processing options that enable the Oxide mineralisation to be considered in a potential mine plan and a processing route and sale of a gold rich concentrate.

The previous Technical Report, Bremner, P and Edwards, M 2012. Report on the Mineral Resource and Mineral Reserve of the Maud Creek Gold Project, excluded Oxide mineralisation, assumed processing including a Bacterial Oxidation plant (BiOX) and sale of gold Dore.

The PEA is considering a stand-alone processing plant and associated infrastructure at Maud Creek and processing of mineralization at the Union Reefs processing plant. Both options would be designed to produce a gold-rich concentrate that would be transported to the Port of Darwin for shipping to overseas markets.

Property Description and Location

The Maud Creek Gold project (Maud Creek or the Project) is located within the Pine Creek region of the Northern Territory of Australia, 20 kilometres north-east of Katherine. Previous mining activities at Maud Creek have been limited to open pit mining during 2000 when the owner was AngloGold.

The project comprises a total of 23 mineral titles (all granted), and the deposit is located wholly within tenement ML30260 which is held 100% by Newmarket Gold. Maud Creek is located at latitude 14°26’41” south and longitude 132°27’10” east.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access is gained to the Project from Darwin by travelling south for some 314 road kilometres along the sealed Stuart Highway to the town of Katherine.

Darwin has a population in excess of 129,000 and is the capital city of the Northern Territory. It is the administrative centre of the Northern Territory government and a major transportation hub, with an international airport and deep-water port and the Adelaide to Darwin transcontinental railway terminating at the East Arm port.

Katherine is a regional centre with a population of approximately 9,800 and enjoys excellent infrastructure, services and communications. This is the closest centre of population to the Maud Creek project. The regional mining communities of Pine Creek (with a population of 450) and Adelaide River (population of 200) support the Burnside, Maud Creek and Moline gold projects.

The major land use is grazing on native pastures and traditional Indigenous uses with some horticulture, grazing on modified pastures and nature conservation. The region has undergone some clearing (approximately 167,000 ha) for these developments. The vegetation of the Maud Creek area consists largely of woodlands and open woodlands (predominant species –Eucalypts) that have been degraded by the impacts of cattle, buffalo and wild donkeys. No rare, threatened or endangered species have been identified in the area.

In the Maud Creek area, the terrain is flat lying to undulating. Ephemeral streams transect the project area and drain into the westward flowing Katherine River that flows all year.

The Top End of the Northern Territory has a tropical monsoon climate characterized by two distinct seasonal patterns: the ‘wet’ monsoon and the ‘dry’ seasons. The wet season generally occurs from November through to April and the dry season between May and October. Almost all rainfall occurs during the wet season, mostly between December and March, and the total rainfall decreases with distance from the coast.

History

Gold was initially discovered in the Maud Creek area in 1890 and a small plant was set up but ultimately abandoned in 1891. This is now called the Chlorite Hills and O’Shea’s area.

The area was re-looked at from 1932-34 when 400 tonnes of ore produced 540 ounces of gold. Mining was from about 20 shallow shafts and small holes that were 6-12 meters deep with horizontal workings from 15-30 meters in length in the Chlorite Hills and O’Shea’s area.

Interest in the Maud Creek area was rekindled in the 1960s during an assessment of the mineral potential of the Top End of the Northern Territory. This study was prompted by the discovery of significant uranium mineralization in the nearby South Alligator River valley in the mid-1950s.

The Maud Creek project was owned by a number of companies until the acquisition of the Project by GBS Gold in December 2006. Substantial drilling, in the order of 66,000-90,000 meters of RC and diamond drilling, is reported on the Project area during the period 1966 – 2006, oriented toward gold exploration.

AngloGold acquired rights to mine the oxide zone of the Main Zone deposit at Maud Creek and treat the ore at the Union Reefs plant. Mining operations were conducted during 2000. A total of 173,581 tonnes at 3.32 g/t Au produced 18,527 ounces. Ore was trucked from Maud Creek to the Union Reefs mill.

An agreement to acquire a number of properties, including the Maud Creek property, was entered into on June 19 2009 from GBS Gold International Inc. (GBS Gold) (in liquidation). GBS Gold operated the Tom’s Gully and Brock’s Creek underground gold mines, mined several open pit gold deposits and operated two gold processing plants, one at Tom’s Gully, the other at Union Reefs, near Pine Creek, Northern Territory, until September 2008, when administrators were appointed.

On November 6 2009, the mining tenements including the Maud Creek Property were registered in the name of Crocodile Gold Australia Pty Ltd, a subsidiary of Crocodile Gold, which became Newmarket Gold in July 2015.

Geological Setting and Mineralization

The Maud Creek Gold deposit is located in the south-eastern part of the Pine Creek Geosyncline, within the Gold Creek Fault Zone, which forms the contact between mafic tuffs of the Dorothy Volcanics to the east and sedimentary rocks of the Tollis Formation to the west.

The Tollis Formation is the youngest member of the Finnis River Group, has limited aerial extent and consists of a succession of interbedded mudstone, slate, metagreywacke and minor felsic volcaniclastic shales. The Dorothy Volcanic Member consists of volcanic tuff with minor interbedded zones of sediments.

The north -south trending Gold Creek Fault Zone and primary Maud Creek min eralised z on es dip steeply to the east. The deposit is roughly bound to the east by the Maud Creek Dolerite, which also exhibits mineralization at the tuff/dolerite contact, and to the north by a small andesite body located at the contact between the sandstone and tuff (Maud Creek Contact Fault). To the south of the deposit a major east-west structure with sinistral strike-slip movement has been interpreted. Eight faults have been identified in the Maud Creek deposit area and generally exhibit reverse movement, with limited offsets in the range of meters.

The Maud Creek Contact Fault is filled with quartz stockwork veins; three vein lodes have been modelled for the Maud Creek deposit; the primary contact vein, upper contact vein and lower contact vein. The primary vein is strongly associated with the sandstone/tuff contact but does not strictly follow the boundary. Therefore, it has been modelled as an ‘overprinting’ volume onto the sediment, tuff, dolerite and andesite lithology wireframes. Mineralization in the east at the tuff/dolerite contact generally form steeply dipping discrete lenses with limited continuity.

Outside of and adjacent to the Maud Creek Contact Fault mineralization are many intercepts carrying similar grades to those within the vein itself; these extend up to 25 meters into the hangingwall and to a lesser extent into the footwall. In addition, a greater than 0.1 g/t Au halo can be observed up to 50 meters into the hanging wall and occasionally in the footwall.

Deposit Types

A variety of genetic models have been postulated for the formation of gold deposits in the Pine Creek Geosyncline. Gold and base metal mineralization is commonly associated with granite intrusions and are often been classified as high temperature contact aureole deposits. A secondary host rock control has also been suggested due to the association of gold mineralization with carbonaceous metasedimentary rocks. More recently, authors have argued that gold mineralization is structurally controlled; occurring in brittle-ductile structures at the greenschist-amphibole facies boundary and hence has an epigenetic origin.

Accepting that gold deposits of the Northern Territory have a structurally controlled mesothermal setting, then on the basis of host rock and mineral association they can be divided into seven types:

•	Gold-quartz veins, lodes, sheeted veins, stockworks, saddle reefs (Pine Creek Orogen);
•	Gold-ironstone bodies (Tennant Inlier);
•	Gold in iron rich sediments (Pine Creek Orogen, Tanami);
•	Polymetallic deposits (Iron Blow, Mt Bonnie);
•	Gold-PGE deposits (South Alligator River area);
•	Uranium-gold deposits (Pine Creek Orogen, Murphy Inlier); and

•	Placer deposits.

Of these types, Maud Creek aligns with the gold-quartz veins, lodes, sheeted veins, stockwork deposit type. Five main types of mineralization have previously been recognized within the Pine Creek Orogen. These include:

•	Sheeted and stockwork quartz vein systems located along major anticlinal hinges;
•	Sediment-hosted stratiform gold mineralization and quartz-sulphide-vein-hosted stratabound gold mineralization in cherty ironstone and carbonaceous mudstone;
•	Stratiform, massive to banded, sulphide-silicate-carbonate mineralization ;
•	Sediment-hosted stratiform and stratabound gold mineralization in cherty, dolomitic and sulphidic shales; and
•	Sheeted or stockwork quartz-feldspar-sulphide veins.

Of these mineralization types, Maud Creek is consistent with stockwork quartz-feldspar-sulphide veining hosted at the contact of either sandstone/tuff or tuff/dolerite units.

Mineral Resource Estimates

The Mineral Resources are stated here for the Maud Creek deposit with an effective date of 15 March 2016.

The Maud Creek deposit consists of open pit and underground resources presented in Table 22 and Table 23. All relevant diamond drillhole samples, available as of April 2015 for the Maud Creek deposit were used to inform the estimate. The estimation methodology utilised was Ordinary Kriging (OK) to estimate gold and arsenic using hard domain boundaries.

TABLE 22 MAUD CREEK GOLD PROJECT OPEN PIT MINERAL RESOURCE SUMMARY

Mineral Resource Category	Inventory (Kt)	Gold Grade (g/t)	Contained Metal (KOz Au)
Measured	1,067	5.59	192
Indicated	1,100	2.14	76
Measured and Indicated	2,167	3.84	268
Inferred	531	1.41	24

It should be pointed out the mineral resource estimate is categorized as Measured, Indicated and Inferred as defined by the CIM guidelines for resource reporting. Mineral resources do not demonstrate economic viability, and there is no certainty that these mineral resources will be converted into mineable reserves once economic considerations are applied. The Measured, Indicated and Inferred mineral resource estimate has been prepared in compliance with the standards of NI 43 – 101 by Danny Kentwell, FAusIMM.

Notes to Table 22:

1.	CIM definitions followed for classification of Measured, Indicated, and Inferred Mineral Resources.
2.	Mineral Resources estimated as of 15 March 2016.
3.	Mineral Resources stated according to CIM guidelines and include Mineral Reserves.
4.	Totals may appear different from the sum of their components due to rounding.
5.	Reported at a 1.5 g/t cut-off grade.
6.	The open pit mineral resource is exclusive of the underground mineral resource.
7.	The Mineral Resource estimation was performed by Danny Kentwell FAusIMM fulltime employee of SRK Consulting, who is a Qualified Person under NI 43-101.

TABLE 23 MAUD CREEK GOLD PROJECT UNDERGROUND MINERAL RESOURCE SUMMARY

Mineral Resource Category	Inventory (Kt)	Gold Grade (g/t)	Contained Metal (KOz Au)
Measured	-	-	-
Indicated	4,326	3.28	456
Measured and Indicated	4,326	3.28	456
Inferred	1,451	2.65	124

It should be pointed out the mineral resource estimate is categorized as Indicated and Inferred as defined by the CIM guidelines for resource reporting. Mineral resources do not demonstrate economic viability, and there is no certainty that these mineral resources will be converted into mineable reserves once economic considerations are applied. The Measured, Indicated and Inferred mineral resource estimate has been prepared in compliance with the standards of NI 43 – 101 by Danny Kentwell, FAusIMM.

Notes to Table 23:

8.	CIM definitions followed for classification of Measured, Indicated, and Inferred Mineral Resources.
9.	Mineral Resources estimated as of 15 March 2016.
10.	Mineral Resources stated according to CIM guidelines and include Mineral Reserves.
11.	Totals may appear different from the sum of their components due to rounding.
12.	Reported at a 1.5 g/t cut-off grade.
13.	The underground mineral resource is exclusive of the open pit mineral resource.
14.	The Mineral Resource estimation was performed by Danny Kentwell FAusIMM fulltime employee of SRK Consulting, who is a Qualified Person under NI 43-101.

In SRK’s opinion, based on the depth and distribution of the mineralization open pit and underground mining could be viable options for extraction.

In assessing the criteria for reasonable prospects of economic extraction both open pit and underground scenarios were considered. With respect the scattered lower grade mineralization contained within the near surface a simple pit optimisation using the optimistic parameters at twice the current gold spot price did not generate a pit of practical size on the eastern domains. All material in the eastern domains is not considered to have reasonable prospects of economic extraction and does not appear in the Mineral Resource.

With respect to the underground potential the grade is reasonably consistent down to approximately 650 mRL below which it drops significantly. All material below 650 mRL is not considered to have reasonable prospects of economic extraction and does not appear in the Resource.

Mining

Based on the geological review the deposit has the potential to be exploited by conventional open pit and underground mining methods.

The final underground mining method and extraction sequence would be determined by the availability of pastefill. Pastefill will be available if a processing plant was to be constructed at Maud Creek. If mineralization is trucked to Union Reefs, a cemented aggregate fill method would be utilised.

The Union Reefs option provides a processing stream for the oxide material within the Mineral Resource that is not available under the stand-alone plant option and will influence the mine design.

Geotechnical

In conjunction with the Mineral Resource review, a comprehensive review of the available data and analysis to determine open pit and underground geotechnical design guidelines.

An assessment of overall slope angles and underground mining parameters has been undertaken using geological and geotechnical drilling data supplied by Newmarket Gold. The analysis provides good early-stage design guidelines of the geotechnical properties of the rock mass. The typical geotechnical conditions on site can be summarised as follows:

•

The Hangingwall Tuffs are typically massive but may be locally bedded. Hangingwall tuffs are also affected by the numerous shears present in the Hangingwall, resulting in reduced strength, increased fracture frequency and graphitic and/or chloritic alteration of the rock mass.

•

The Footwall Sediments consist of low to medium strength thinly bedded or laminated mudstone and siltstone, and medium to thickly bedded sandstone. Zones of intense shearing with chlorite and graphite alteration occurring in the 5 to 10 meters below the mineralized zone where the sediments are commonly black, highly graphitic and/or chloritic, very weak and fissile.

•	The competency of the mineralized zone can be expected to be variable with competent, partially silicified mineralized zones separated by zones of intensely sheared rock.

•	The distribution of the various fault configurations is not understood at this stage and this should be one of the main focus for subsequent field investigations.

The absence of suitable data has led to low-confidence in the geotechnical conditions. Additional data is required to improve confidence and refine decisions on mining methods and the mine design. The mining method studies are linked to the decision on the location of the processing plant and the availability of pastefill.

Metallurgy and Recovery Methods

An extensive program of metallurgical testing was carried out from 1994 through to 2006 at reputable and suitably experienced laboratories. Testing was undertaken at both batch and pilot scale and including variability testing. Part of the focus of testing was on downstream oxidation processes on the refractory and preg-robbing Maud Creek mineralization, such as bio-oxidation (Biox) and the GEOCOAT® process. Direct cyanidation leaching of mineralization and concentrates was tested on the fresh (sulphide) mineralization with poor results and was eliminated as a potential processing route. A number of engineering studies were undertaken in conjunction with this test work.

Metallurgical testing has shown the mineralization to be moderately hard and abrasive, to have variable levels of gravity gold recovery, refractory and preg-robbing in nature but responsive to simple flotation techniques – demonstrating high gold recoveries in excess of 95%. Total recovery is consistently high irrespective of gravity recovery. The flotation concentrate has sufficient grade to be classified as a gold concentrate for the purposes of importation into China (> 40 g/t). It is noted that part of the gold is associated to arsenopyrite and as a result, arsenic grades in the concentrate are elevated at approximately 3.6% .

The Maud Creek mineralization have been subject to extensive metallurgical testing.

Downstream processing options for refractory gold mineralization and concentrates were considered in earlier studies. The direct smelting of flotation concentrates option, involving concentrate being dewatered, bagged, stored in shipping containers and transported by road, rail then ship to China.

Project Infrastructure

At present there is no mining infrastructure onsite at Maud Creek. The site is serviced by local infrastructure including the Stuart Highway and services from the regional centre of Katherine. Katherine provides access to grid power, medical facilities, grid power and mobile telecommunications services.

Interpretation and Conclusions

The modelling of vein and grade volumes for the 2015 estimate takes a very different approach to the 2012 model. The 2015 model incorporates a detailed structural, vein and lithological model in the construction of the various estimation domains. This was a deliberate decision to address potential deficiencies in the very linear grade only approach previously used. Concerns had been expressed in some previous reports that insufficient attention had been paid to the geology and that the previous models may have diluted a high grade, geologically controlled core to the main zone thereby creating a model that underestimated grade and overestimated tonnages at economic cut-offs.

The differences between the 2012 and 2015 modelling approach are detailed below:

•

The 2015 model uses pure geology to define the main and minor vein domains. The 2012 used grade only. Consequently the 2015 vein model contains considerably lower tonnage and slightly elevated grade in comparison.

•

The 2015 model uses grade halos to capture both high and low grade outside the geological veins. This captures low grade material that was not modelled in 2012 which may be of value in an open pit scenario.

•

The 2015 model uses orientation controls on the grade halos derived by the combined fault / lithology contact model resulting in multiple orientations and fattening around fault and contact intersections.

The 2015 model is considered by SRK to be more robust in terms of its geological basis and this has led to a slightly higher grades but a reduction in contained gold. Only further drilling can define true connectivity of the mineralization in widely spaced areas.

Discussion of the risks and opportunities in the Mineral Resource model is presented in Table 24.

TABLE 24 MINERAL RESOURCE MODEL RISKS AND OPPORTUNITIES

Project Element	Economic Risk Level	Comment	Opportunity
Database – Exploration data	Low	Historical and recent data have been re- collated and re-validated for this Mineral Resource estimate.
Assaying	Low	QAQC for recent and older assaying shows no material issues. Arsenic assaying has incomplete coverage.	Additional assaying for Arsenic may be beneficial depending on the processing method.
Surveying	Low	Both collar surveys and downhole surveys completed to a high level of accuracy for recent drilling. Representative collars resurveyed for older drilling with no significant discrepancies.
Geology	Low	Detailed logging and interpretation together with evidence from both regional structural features and detailed in pit mapping informs the geological understanding	Additional drilling may be able to add detail to the interaction of structures controlling mineralization at depth.
Geological modelling	Low	A detailed structural and lithological model has been built and incorporated into the estimation domain construction.	Additional drilling may be able to add detail to the interaction of structures controlling mineralization at depth.
Resource Estimation	Low	Ordinary kriging cross checked and validated with theoretical grade tonnage curves and alternative search parameters has been used.	The project may benefit from simulation studies or non-linear estimates if detailed studies at selective mining unit block sizes are required in the future.

Recommendations

Based on the Mineral Resource review and findings of the geotechnical and metallurgical review work, SRK recommends that the Preliminary Economic Assessment (PEA) of the Project continue.

Infill drilling in the parts of the resource currently classified as Indicated and Inferred would enable an upgrade of the Mineral Resource Classification. An approximate meterage and cost to complete this from surface down to 850 mRL is provided in Table 25 assuming the drilling takes place from surface. A number of sections of the geological model remain open down dip with good grades seen in the last hole down dip. Extension drilling is recommended to test these areas. Metres and costs to complete these are shown in Table 25 assuming drilling from surface. Costs are based on RC collars and 50m diamond drill tails.

TABLE 25 RECOMMENDED DRILLING

Target	Current exploration status	Potential End of 2016 Status	Description	Drilling (Meters)	Total Cost (AUD)
Infill Drilling	Indicated and/or Inferred	Measured and/or Indicated	Increase confidence in estimated Mineral Resource	9,200	770,000
Extension drilling	Down dip or along strike from current Mineral Resource	Indicated and/or Inferred	Close off or extend Mineral Resource volumes	2,200	200,000

***********************************

DIVIDENDS

There are no restrictions on the ability of the Company to declare and pay dividends on the Common Shares. Neither the Company nor its predecessors have declared or paid any dividends on any class of securities. Payment of dividends in the future will be made at the discretion of the Board based on the Company’s financial position and other factors at the relevant time.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The Company is authorized to issue an unlimited number of Common Shares of which there were 165,761,603 Common Shares issued and outstanding as of March 18, 2016. The Company is also authorized to issue an unlimited number of preferred shares (“Preferred Shares”) of which there were none outstanding as of March 18, 2016.

Common Shares

Holders of Common Shares are entitled to receive notice of and to attend any meetings of shareholders of the Company and to cast one vote per Common Share at all such meetings, except meetings at which only holders of another class or series of shares are entitled to vote separately as such class or series. Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company ranking in priority to or rateably with the Common Shares with respect to the payment of dividends, holders of Common Shares are entitled to receive dividends if, as and when declared by the Board out of the assets of the Company properly applicable to the payment of dividends in such amounts and payable in such manner as the Board may from time to time determine. In the event of the liquidation, dissolution or winding up of the Company or any other distribution of the property or assets of the Company among its shareholders for the purpose of winding up its affairs, holders of Common Shares shall, subject to the rights of the holders of any other class of shares of the Company entitled to receive the property or assets of the Company upon such a liquidation, dissolution, winding up or other distribution in priority to or rateably with holders of Common Shares, be entitled to receive the remaining property and assets of the Company.

Preferred Shares

The Company may issue Preferred Shares at any time or from time to time in one or more series. Before any shares of a series are issued, the Board shall fix the number of shares that will form such series and shall, subject to the limitations set out in the Company’s articles, determine the designation, rights, privileges, restrictions and conditions to be attached to the Preferred Shares of such series. The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to dividends and return of capital and shall be entitled to a preference over the Common Shares and over any other shares ranking junior to the Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of the Preferred Shares, the Preferred Shares of all series shall participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were cleared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims, the claims of the holders of the Preferred Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Preferred Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Preferred Share as a class over the Common Shares of the Company and over any other shares ranking junior to the Preferred Shares as may be determined in the case of such series of Preferred Shares.

Except as outlined below or as required by law or unless provision is made in the Company’s articles relating to any series of Preferred Shares that such series is entitled to vote, the holders of the Preferred Shares as a class shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Company. The rights, privileges, restrictions and conditions attached to the Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Preferred Shares. The approval of the holders of the Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of the Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Preferred Shares or passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of the Preferred Shares duly called for that purpose.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX under the symbol “NMI”. Prior to completion of the Arrangement, the Crocodile Gold Shares were listed and posted for trading on the TSX under the symbol “CRK” and the Old Newmarket Gold Shares were listed and posted for trading on the TSX Venture Exchange (“TSXV”) under the symbol “NGN”. The following tables set forth information relating to the monthly trading of the Common Shares on the TSX, the Crocodile Gold Shares on the TSX and the Old Newmarket Gold Shares on the TSXV for the financial year ended December 31, 2015.

Crocodile Gold

Month	High	Low	Volume
	(C$)	(C$)
January 2015	0.235	0.135	30,707,802
February 2015	0.235	0.205	5,076,233
March 2015	0.240	0.185	6,850,626
April 2015	0.275	0.230	6,340,749
May 2015	0.355	0.255	14,922,177
June 2015	0.330	0.295	5,946,015
July 2015(1)	0.300	0.265	1,582,956
August 2015	-	-	-
September 2015	-	-	-
October 2015	-	-	-
November 2015	-	-	-
December 2015	-	-	-

(1) Following completion of the Arrangement, the Crocodile Gold Shares ceased trading and were delisted from the TSX effective as of the close of trading on July 13, 2015.

Old Newmarket Gold

Month	High	Low	Volume
	(C$)	(C$)
January 2015	0.275	0.205	310,800
February 2015	0.250	0.250	21,858
March 2015	0.290	0.200	105,100
April 2015	0.350	0.290	183,878
May 2015(1)	-	-	-
June 2015	-	-	-
July 2015	-	-	-
August 2015	-	-	-
September 2015	-	-	-
October 2015	-	-	-
November 2015	-	-	-
December 2015	-	-	-

(1) The Old Newmarket Gold Shares were halted for trading on the TSXV at the opening of trading on May 8, 2015. There were no trades in the Old Newmarket Gold Shares on the TSXV during the months of May, June and July prior to its delisting from the TSXV effective as of the close of trading on July 13, 2015.

Newmarket Gold

Month	High	Low	Volume
	(C$)	(C$)
January 2015	-	-	-
February 2015	-	-	-
March 2015	-	-	-
April 2015	-	-	-
May 2015	-	-	-
June 2015	-	-	-
July 2015(1)	1.35	0.80	3,205,003
August 2015	1.14	1.00	7,318,413
September 2015	1.50	1.06	9,667,773
October 2015	1.75	1.38	10,418,474
November 2015	1.66	1.32	6,351,775
December 2015	1.49	1.27	3,624,599

(1) Following completion of the Arrangement, the Common Shares began trading on the TSX at the opening of trading on July 14, 2015.

The Debentures are listed and posted for trading on the TSX under the symbol “NMI.DB”. Prior to completion of the Arrangement, the Debentures were listed and posted for trading on the TSX under the symbol “CRK.DB”. The following table sets forth information relating to the monthly trading of the Debentures on the TSX for the financial year ended December 31, 2015.

Month	High	Low	Volume
	(C$)	(C$)
January 2015	-	-	-
February 2015	-	-	-
March 2015	-	-	-
April 2015	-	-	-
May 2015	120.00	120.00	200
June 2015	130.00	130.00	710
July 2015(1)	110.00	110.00	100
August 2015	-	-	-
September 2015	130.00	125.00	450
October 2015	146.88	142.93	300
November 2015	-	-	-
December 2015	140.99	140.00	150

(1) Following completion of the Arrangement, the Debentures began trading on the TSX under the symbol “NMI.DB” at the opening of trading on July 14, 2015.

The Crocodile Gold common share purchase warrants (the “2011 Warrants”) originally issued pursuant to the warrant indenture (the “Warrant Indenture”) dated March 24, 2011 between Crocodile Gold and Equity Financial Trust Company are listed and posted for trading on the TSX under the symbol “NMI.WT”. Prior to completion of the Arrangement, the 2011 Warrants were listed and posted for trading on the TSX under the symbol “CRK.WT”. Pursuant to the Warrant Indenture, each 2011 Warrant entitled the holder thereof to purchase one Crocodile Gold Share at a price of C$2.25 at any time before 5:00 p.m. (Toronto time) on March 24, 2016. Following completion of the Arrangement, each 2011 Warrant entitles the holder thereof to purchase 0.2456 of a Common Share at a price of C$2.25 at any time before 5:00 p.m. (Toronto time) on March 24, 2016.

The following table sets forth information relating to the monthly trading of the 2011 Warrants on the TSX for the financial year ended December 31, 2015.

Month	High	Low	Volume
	(C$)	(C$)
January 2015	0.025	0.010	465,904
February 2015	0.015	0.005	789,750
March 2015	0.010	0.005	426,000
April 2015	0.015	0.005	318,100
May 2015	0.010	0.005	938,470
June 2015	0.010	0.005	206,000
July 2015(1)	0.005	0.005	27,600
August 2015	0.005	0.005	10,000
September 2015	0.005	0.005	500
October 2015	0.005	0.005	754,665
November 2015	0.005	0.005	1,000
December 2015	0.005	0.005	7,600

(1) Following completion of the Arrangement, the 2011 Warrants began trading on the TSX under the symbol “NMI.WT” at the opening of trading on July 14, 2015.

DIRECTORS AND OFFICERS

The following table sets forth the name, province or state and country of residence, the position held with the Company and period during which each director of the Company has served as a director, the principal occupation, and the number and percentage of Common Shares beneficially owned by each director and executive officer of the Company. The statement as to the Common Shares beneficially owned, controlled or directed, directly or indirectly, by the directors and executive officers hereinafter named is in each instance based upon information furnished by the person concerned and is as at the date hereof. All directors of the Company hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed.

	Position with		Number and
	the Company		Percentage of
	and Period		Common Shares
	Served as a		Beneficially Owned
Name and Residence	Director	Principal Occupation

Douglas B. Forster (4)	President,	Director, Potash One Inc. from 2008 to 2011;	2,056,533 (1.2%)
British Columbia,	Chief	Director, Calibre Mining Corp. from 2003 to
Canada	Executive	present; Director, Edgewater Exploration Ltd.
	Officer and	from 2011 to present; Director, Pinecrest
	Director since	Resources Ltd. from 2010 to present;
	July 10, 2015	President and Chief Executive Officer,
Featherstone Capital Inc. from 2005 to
present; President and Chief Executive
Officer, Quarry Capital Corp. from 1994 to
present.

Robert Dufour	Chief Financial	Chief Financial Officer of Crocodile Gold	46,985 (0.0%)
British Columbia,	Officer	prior to completion of the Arrangement and
Canada		Chief Financial Officer of the Company.

Blayne Johnson	Executive Vice	Chairman of Featherstone Capital Inc. from	2,056,533 (1.2%)
British Columbia,	President and	2005 to present.
Canada	Director since
July 10, 2015

Raymond Threlkeld (1) (4)	Director and	Corporate director and consultant on natural	160,000 (0.1%)
Virginia, United States	Non-Executive	resource development; Director of New Gold
	Chairman	Inc. since June 1, 2009; President and Chief
	since July 10,	Executive Officer of Rainy River Resources
	2015	Ltd. from 2009 to 2013.

Darren Hall (6)	Chief	Immediately prior to joining the Company,	Nil (0.0%)
Perth, Australia	Operating	Mr. Hall held various roles with Newmont
	Officer	Mining Corporation, including as Group
Executive Operations for Newmont Asia
Pacific and most recently as General Manager
of the Boddington Gold Mine.

	Position with		Number and
	the Company		Percentage of
	and Period		Common Shares
	Served as a		Beneficially Owned
Name and Residence	Director	Principal Occupation

Rodney Lamond (5)	Chief	President and Chief Executive Officer of	237,925 (0.1%)
British Columbia,	Operating	Crocodile Gold prior to completion of the
Canada	Officer	Arrangement and Chief Operating Officer of
the Company.

Lukas Lundin	Director since	Businessman/mining executive; director and	933,600 (0.6%)
Switzerland	July 10, 2015	officer of a number of publicly traded
resource-based companies, including Lundin
Mining Corporation, Lundin Petroleum SA,
Denison Mines Corp., Lucara Diamond Corp.,
and Lundin Gold Inc.

Randall Oliphant	Director since	Executive Chairman of New Gold Inc. from	1,609,634 (1.0%)
Ontario, Canada	July 10, 2015	2009 to present.

Kevin Conboy (2) (3) (4)	Director since	Managing Director of Arestevo, LLC.	29,472 (0.0%)
New Jersey, United	July 10, 2015
States

Robert Getz (1) (2) (3) (4)	Director since	Private Investor and Managing Director,	86,896 (0.1%)
Connecticut, United	July 10, 2015	Cornerstone Equity Investors, LLC. Non-
States		Executive Chairman of Crocodile Gold prior
to the completion of the Arrangement.
Director, Haynes International, Inc. from
2006 to present.

Edward Farrauto (1) (2) (3)	Director since	Chartered Professional Accountant; President,	472,727 (0.3%)
British Columbia,	November 4,	Sail View Capital Ltd. from February 1994 to
Canada	2015	present.

Notes:

(1) Member of the Corporate Governance Committee.
(2) Member of the Compensation Committee.
(3) Member of the Audit Committee.
(4) Member of the Environment, Health & Safety Committee.
(5) Mr. Lamond resigned as Chief Operating Officer of the Company effective September 15, 2015.
(6) Mr. Hall was appointed as Chief Operating Officer of the Company effective December 7, 2015.

As at the date hereof, the current directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control over, a total of 7,452,380 Common Shares, representing approximately 4.5% of the issued and outstanding Common Shares.

The principal occupations, businesses or employments of each of the Company’s directors and executive officers within the past five years are disclosed in the brief biographies set out below.

Douglas B. Forster – President, Chief Executive Officer and Director. Mr. Forster has been associated with the mining industry for over 30 years as a geologist, senior executive, director and company founder. He holds a B.Sc. (1981) in geology and a M.Sc. (1984) in economic geology from the University of British Columbia, Canada. Mr. Forster has extensive experience in resource project development, mergers and acquisitions, equity finance and public company management and has founded numerous companies listed on North American Stock Exchanges. Mr. Forster was a founder of Terrane Metals Corp. that was acquired by Thompson Creek Metals Co. Inc. in 2010 for $750 million and a director of Potash One Inc. that was acquired by K+S Aktiengesellschaft in 2011 for $434 million. He is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia. Mr. Forster sits on the board of a number of publicly traded companies and is currently President and Chief Executive Officer of Featherstone Capital Inc., a private natural resource investment company.

Robert Dufour – Chief Financial Officer. Mr. Dufour previously served as the Chief Financial Officer of Crocodile Gold since May 2013. He is a Chartered Professional Accountant (Chartered Accountant) with over 10 years of finance and accounting experience. Prior to joining Crocodile Gold, Mr. Dufour was corporate controller with Northgate Minerals Corporation from December 2007 to November 2009 before being promoted to Group Financial Controller of Northgate’s Australian operations, a position he held until July 2012 before joining Crocodile Gold as Director of Finance. Mr. Dufour started his career with the Toronto office of PricewaterhouseCoopers LLP and holds a Bachelor of Commerce from the University of Windsor.

Blayne Johnson –Executive Vice President and Director. Mr. Johnson has been involved in the investment community for the past 27 years. As a Vice President of First Marathon Securities he played a key role in providing institutional financing to junior resource companies. During his tenure at the firm, First Marathon participated in over $5 billion of equity financings for natural resource companies. His work at First Marathon involved equity and debt financings as well as mergers and acquisitions. Since 1996 he has managed his own investment and real estate portfolios and has been an active investor in the mining sector. He is currently Chairman of Featherstone Capital Inc.

Raymond Threlkeld – Director and Non-Executive Chairman. Mr. Threlkeld has a proven track record in the gold sector in project development, construction and mine operations. Mr. Threlkeld is a seasoned mining professional with more than 33 years of experience in mineral exploration, mine operations and construction and executive management. Most recently, Mr. Threlkeld was President and Chief Executive Officer of Rainy River Resources that was developing the 4 million ounce Rainy River gold deposit in Ontario, prior to its purchase by New Gold Inc. for $310 million in 2013. From 2006 to 2009, he led a team along with Randall Oliphant that acquired, developed and put into operation the Mesquite gold mine in California with Western Goldfields, which was subsequently purchased by New Gold Inc. for $314 million in 2009. From 1996 to 2004, Mr. Threlkeld held a variety of senior executive positions with Barrick Gold Corporation, rising to the position of Vice President, Project Development. During his tenure at Barrick Gold, he was responsible for placing more than 30 million ounces of gold resources into production in Africa, South America and Australia. Mr. Threlkeld holds a B.Sc. in Geology from the University of Nevada.

Darren Hall – Chief Operating Officer. Prior to joining Newmarket Gold, Mr. Hall held various roles of increasing responsibility at Newmont Mining Corporation for the past 29 years. Under his leadership as Group Executive Operations for Newmont Asia Pacific he managed a team of 14,000 employees producing 1.8 million ounces of gold annually from six operating mines across three countries. Mr. Hall also worked with Newmont in Peru, Indonesia and the United States and most recently in Australia as General Manager of the Boddington Gold Mine where he led a team of 1,800 employees producing 750,000 ounces of gold annually. Mr. Hall graduated with a Bachelor of Mining Engineering from the Western Australia School of Mines in Kalgoorlie.

Lukas Lundin – Director. Mr. Lundin graduated from the New Mexico Institute of Mining and Technology (Engineering). Throughout his career he has been responsible for various resource discoveries, including the multimillion ounce Veladero gold deposit in Argentina that was subject to a $300 million takeover by Homestake in 1999. Mr. Lundin has also led numerous companies through very profitable business acquisitions and mergers including the $7.1 billion sale of Red Back Mining Inc. in 2010. Mr. Lundin sits on the board of a number of publicly traded companies and is currently Chairman of Lundin Mining Corporation, a base metal producer, Lucara Diamond Corp., a new diamond producer whose key asset is the 10% owned Karowe Mine in Botswana, Lunding Gold Inc., which owns the Fruta del Norte gold project located in southeast Ecuador, and Ececutive Chairman of Denison Mines Corp, a uranium exploration and development company.

Randall Oliphant – Director. Mr. Oliphant is Executive Chairman of New Gold Inc., is on the Advisory Board of Metalmark Capital LLC (formerly Morgan Stanley Capital Partners), and serves on the boards of Franco-Nevada Corporation and WesternZagros Resources Ltd. and is Chairman of the World Gold Council. Since 2003, Mr. Oliphant has served on the boards of a number of public and private companies and not-for-profit organizations.

From 1999 to 2003, he was the President and Chief Executive Officer of Barrick Gold Corporation. Mr. Oliphant is a Chartered Professional Accountant.

Kevin Conboy – Director. Mr. Conboy is currently Managing Director of Arestevo, LLC, a management consulting firm specializing in mergers and acquisitions in the financial services sector, a position which he has held since 2009. A 20 year veteran of Acordia, Inc., a subsidiary of Wells Fargo based in Chicago, Mr. Conboy held various senior management positions at the firm and was its President and Chief Executive Officer from 2003 to 2006. He also served as Chief Executive Officer of the NIA Group of Paramus, New Jersey from 2008 to 2009, at which time the NIA Group was acquired. Mr. Conboy possesses a wealth of experience in the financial markets and has considerable knowledge in the areas of both financial instruments and business transactions. Mr. Conboy holds a Bachelor of Arts from the Colorado State University.

Robert Getz – Director. Mr. Getz is a private investor and a Managing Director and co-founder of Cornerstone Equity Investors, LLC since 1996. Mr. Getz has over 25 years of experience as a private equity investor and has strong experience in domestic and international mergers and acquisitions and public and private debt and equity financings. Mr. Getz has invested in and served as a director of many public and private companies, including numerous metals and mining companies. He currently serves as a director, member and Chairman of the Compensation Committee and a member of the Audit and Risk Committees of Haynes International, Inc., a developer and integrated producer of specialty nickel alloys. Mr. Getz previously served as a director and Non-Executive Chairman of Crocodile Gold. Mr. Getz holds a Bachelor of Arts from Boston University and a Master of Business Administration in Finance from the Stern School of Business at New York University.

Edward Farrauto – Director. Mr. Farrauto is a Chartered Professional Accountant and has 20 years’ experience as a senior financial officer in private and public companies. His experience encompasses financial and regulatory compliance and public company management. Mr. Farrauto has been directly responsible for overseeing private placement financings, prospectus filings, reverse takeovers and merger and acquisition transactions.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set forth below, no director or executive officer of the Company, is, as at the date hereof, or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including Newmarket Gold) that:

(a)

was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days and that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.

On April 20, 2009, while Mr. Robert Getz was a director of Palladon Ventures, Ltd. (“Palladon”), Palladon became subject to a cease trade order in British Columbia as a result of certain deficiencies in its August 31, 2008 and November 30, 2008 interim financial statements and management’s discussion and analysis and a failure to file a business acquisition report. Palladon rectified all deficiencies identified in the cease trade order and the cease trade order was subsequently revoked on August 26, 2009.

Other than as set forth below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including Newmarket Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

In September 2010, while Mr. Robert Getz was a director of EarthRenew Corporation (“EarthRenew”), a private company, EarthRenew appointed a receiver-manager pursuant to the Bankruptcy and Insolvency Act (Canada) in respect of its assets and undertakings. Mr. Getz is no longer a director of EarthRenew.

On January 31, 2014, Mr. Lukas Lundin resigned as a director of Sirocco Mining Inc. (“Sirocco”). At that time, Sirocco was a publicly-traded company and was financially solvent. Pusuant to a plan of arrangement completed on January 31, 2014, Canadian Lithium Corp. acquired Sirocco. The final step in the plan of arrangement transaction was the amalgamation of Canadian Lithium Corp. and Sirocco to form RB Energy Inc. (“RBI”).

On October 13, 2014, RBI announced that, amount other things, the board of directors of RBI had approved a filing on October 14, 2014, for an Initial Order to commence proceedings under the CCAA from the Quebec Superior Court. On October 15, 2014, RBI further announced that the Quebec Superior Court had issued an Amended and Restated Initial Order in respect of RBI and certain of its subsidiaries under the CCAA. RBI was then put under the protection of the Court. KPMG LLP was appointed monitor under the Court Order. The TSX delisted RBI’s common shares effective at the close of business on November 24, 2014 for failure to meet the continued listing requirements of the TSX. Since that time, RBI’s common shares have been suspended from trading. ON May 8, 2015, the Court appointed Duff & Phelps Canada Restructuring Inc. as receiver of RBI and its subsidiaries to administer and realize upon the assets of RBI.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest between the Company and any directors or officers of the Company, except that certain of the directors and officers serve as directors and officers of other public or private companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies.

The directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board, any director in a conflict is required to disclose his interest and abstain from voting on such matter in accordance with the OBCA.

AUDIT COMMITTEE

In accordance with applicable Canadian securities legislation and, in particular, National Instrument 52-110 – Audit Committees (“NI 52-110”), information with respect to the Company’s Audit Committee is contained below. The full text of the Audit Committee Charter, as passed by the Board, is attached hereto as Appendix “A”.

Audit Committee Charter

The Audit Committee has adopted a written charter setting out its purpose, which is to oversee all material aspects of the Company’s financial reporting, control and audit functions. The Audit Committee is responsible for, among other things, (a) monitoring the performance and independence of the Company’s external auditors, (b) reviewing certain public disclosure documents and (c) monitoring the Company’s systems and procedures for financial reporting and internal control.

Composition of the Audit Committee

During the year ended December 31, 2015, the Audit Committee was comprised of three directors, all of whom were independent directors. The current members of the Audit Committee are: Messrs. Edward Farrauto (Chair), Robert Getz and Kevin Conboy. In addition to being independent directors as described above, each member of the Company’s Audit Committee is considered “independent” and “financially literate” pursuant to NI 52-110.

Relevant Education and Experience

Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Edward Farrauto – Mr. Farrauto is a Chartered Professional Accountant and has 20 years’ experience as a senior financial officer in private and public companies. His experience encompasses financial and regulatory compliance and public company management. Mr. Farrauto has been directly responsible for overseeing private placement financings, prospectus filings, reverse takeovers and merger and acquisition transactions.

Kevin Conboy – Mr. Conboy is currently Managing Director of Arestevo, LLC, a management consulting firm specializing in mergers and acquisitions in the financial services sector, a position which he has held since 2009. A 20 year veteran of Acordia, Inc., a subsidiary of Wells Fargo based in Chicago, Mr. Conboy held various senior management positions at the firm and was its President and Chief Executive Officer from 2003 to 2006. He also served as Chief Executive Officer of the NIA Group of Paramus, New Jersey from 2008 to 2009, at which time the NIA Group was acquired. Mr. Conboy possesses a wealth of experience in the financial markets and has considerable knowledge in the areas of both financial instruments and business transactions. Mr. Conboy holds a Bachelor of Arts from the Colorado State University.

Robert Getz – Mr. Getz is a private investor and a Managing Director and co-founder of Cornerstone Equity Investors, LLC since 1996. Mr. Getz has over 25 years of experience as a private equity investor and has strong experience in domestic and international mergers and acquisitions and public and private debt and equity financings. Mr. Getz has invested in and served as a director of many public and private companies, including numerous metals and mining companies. He currently serves as a director, member and Chairman of the Compensation Committee and a member of the Audit and Risk Committees of Haynes International, Inc., a developer and integrated producer of specialty nickel alloys. Mr. Getz previously served as a director and Non-Executive Chairman of Crocodile Gold. Mr. Getz holds a Bachelor of Arts from Boston University and a Master of Business Administration in Finance from the Stern School of Business at New York University.

Pre-Approval Policies and Procedures

The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors and requires the Audit Committee to pre-approve all permitted non-audit services to be provided by the Company’s external auditors, in accordance with applicable law.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditor during the years ended December 31, 2015 and December 31, 2014 are set out in the table below.

Audit Related
Year Ended	Audit Fees(1)	Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2015	C$378,317	Nil	C$113,829	Nil
December 31, 2014	C$344,167	C$55,612	C$14,000	Nil

Notes:

(1)

“Audit Fees” refers to the aggregate fees billed by the Company’s external auditor for audit services, including fees incurred in relation to the various financings completed by the Company and quarterly reviews.

(2)

“Audit-Related Fees” refers to the aggregate fees billed for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and not reported under Audit Fees. These reported fees related to the independent testing of the Company’s internal control program for the purposes of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

(3)	“Tax Fees” refers to the aggregate fees billed for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.
(4)	“All Other Fees” refers to the aggregate fees billed for products and services provided by the Company’s external auditor, other than the services reported under the other three columns.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as set forth below, to the best of Newmarket Gold’s knowledge, the Company is not and was not, during the year ended December 31, 2015, a party to any legal proceedings, nor is any of its property, nor was any of its property during the year ended December 31, 2015, the subject of any legal proceedings. As at the date hereof, no such legal proceedings are known to be contemplated.

In January 2010, Crocodile Gold received a notice from the Territory Revenue Office (“TRO”) of the Northern Territory, requiring the payment of a stamp duty on the fair value of the Company’s dutiable Australian property on November 3, 2009, the date of the acquisition by Crocodile Gold of Crocodile Gold Inc. Crocodile Gold believed that the acquisition did not trigger any additional stamp duty liability and contested the TRO decision. In February 2010, Crocodile Gold paid A$2.1 million to the TRO, being what management believed to be a reasonable estimate of the potential additional stamp duty liability if the TRO’s position were to prevail. On March 8, 2012, Crocodile Gold received an assessment from the TRO requiring an additional payment of A$3.56 million and accrued interest, against which Crocodile Gold lodged an objection and provided the TRO with documentary evidence to support its position.

On August 1, 2013, Crocodile Gold received a response from the TRO indicating that its objection had been allowed in part and consequently the reassessed stamp duty decreased in the amount of A$1.98 million from the original assessment. On September 26, 2013, Crocodile Gold filed a Notice of Appeal in the Supreme Court of the Northern Territory to appeal the disallowed items in the objection (the “Appeal”) as its position remained that the acquisition did not trigger any additional stamp duty liability.

On October 3, 2013, Crocodile Gold made a final financial deposit A$0.4 million to the TRO, which represented the final amount outstanding on the reassessed stamp duty, including interest and penalties, net of previous deposits of A$3.9 million.

On March 6, 2015, the Supreme Court of the Northern Territory released its reasons for judgment on the matter and ruled in favour of the Company’s appeal. The Company subsequently received payments totalling A$3.5 million, representing the noted financial deposits, prescribed interest on the deposits, and the recovery of costs incurred as part of the appeal.

There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by any securities regulatory authority during the year ended December 31, 2015, or any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor making an investment decision, and the Company has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2015.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, none of the directors or executive officers of the Company, nor any person or company that beneficially owns, controls, or directs, directly or indirectly, more than 10% of any class or series of outstanding voting securities of the Company, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares, the 2011 Warrants and the Debentures of the Company is TMX Equity Transfer Services, at its principal offices in Toronto, Ontario.

MATERIAL CONTRACTS

The only material contracts entered into by the Company, other than in the ordinary course of business, within the most recently completed financial year, or prior thereto, which are still in effect, are set forth below. Copies of these material contracts are available under the Company’s SEDAR profile at www.sedar.com.

1.

The Debenture Indenture between Crocodile Gold and Equity Financial Trust Company, as supplemented and amended by the Supplemental Indenture. See “General Development of the Business – Recent Developments” and “General Development of the Business – Three Year History – Financial Year Ended December 31, 2013”.

2.

The Warrant Indenture between Crocodile Gold and Equity Financial Trust Company providing for the issuance of 46,575,000 2011 Warrants. Pursuant to the Warrant Indenture, each 2011 Warrant entitled the holder thereof to purchase one Crocodile Gold Share at a price of C$2.25 at any time before 5:00 p.m. (Toronto time) on March 24, 2016. Following completion of the Arrangement, each 2011 Warrant entitles the holder thereof to purchase 0.2456 of a Common Share at a price of C$2.25 at any time before 5:00 p.m. (Toronto time) on March 24, 2016. The Warrant Indenture provides for standard adjustment and anti-dilution provisions.

INTERESTS OF EXPERTS

The following are the qualified persons involved in preparing the NI 43-101 technical reports or who certified a statement, report or valuation from which certain scientific and technical information relating to the Company’s material mineral projects contained in this Annual Information Form has been derived, and in some instances extracted from.

•	Troy Fuller, BSc Hons, MAIG of Newmarket Gold and Ion Hann, BEng (Mining), FAusIMM of Newmarket Gold prepared the Fosterville Technical Report;
•

Murray Smith, BEng (Mining), MAusIMM (CP) of Mining Plus Pty Ltd, who is independent of Newmarket Gold as defined by NI 43-101, and Mark Edwards, Bsc, MAusIMM (CP), MAIG of Newmarket Gold prepared the Northern Territory Technical Report;

•

Wayne Chapman, BEng (Mining), MAusIMM (CP) of Newmarket Gold, Justine Tracey BScH (Geology), MAusIMM (CP) of Newmarket Gold and Mark Edwards, Bsc, MAusIMM (CP), MAIG of Newmarket Gold prepared the Stawell Technical Report; and

•

Peter Fairfield, BEng (Mining), FAusIMM, CP (Mining) of SRK Consulting (Australia) Pty Ltd and Danny Kentwell, MSc Mathematics & Planning (Geostatistics), FAusIMM of SRK Consulting (Australia) Pty Ltd. Each of who are independent of Newmarket Gold as defined by NI 43-101, prepared the Maud Creek Technical Report.

GMP Securities L.P. was retained as financial advisor to Old Newmarket Gold with respect to the Arrangement and provided a fairness opinion to the board of directors of Old Newmarket Gold. Salman Partners Inc. was retained as financial advisor to Crocodile Gold with respect to the Arrangement and provided a fairness opinion to the board of directors of Crocodile Gold.

Certain Canadian legal matters relating to the Arrangement were passed upon by Cassels Brock & Blackwell LLP on behalf of Old Newmarket Gold and Bennett Jones LLP on behalf of Crocodile Gold and certain United States legal matters relating to the Arrangement were passed on by Neal, Gerber & Eisenberg LLP on behalf of Old Newmarket Gold and Dorsey & Whitney LLP on behalf of Crocodile Gold.

The aforementioned firms or persons held either less than one percent or no securities of the Company or of any associate or affiliate of the Company when they rendered services, prepared the reports or the mineral reserve estimates or the mineral resource estimates referred to, as applicable, or following the rendering of services or preparation of such reports or data, as applicable, and either did not receive any or received less than a one percent direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the rendering of such services or preparation of such reports or data.

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently, or are expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company other than Mark Edwards, General Manager, Exploration and Business Development, Newmarket Gold; Troy Fuller, Geology Manager, Fosterville Gold Mine, Newmarket Gold; Ion Hann, Mining Manager, Fosterville Gold Mine, Newmarket Gold; Wayne Chapman, Mine Technical Manager, Stawell Gold Mine, Newmarket Gold; and Justine Tracey, Senior Resource Geologist, Stawell Gold Mine, Newmarket Gold. Mr. Edwards holds 24,560 options and 24,560 phantom share units; Mr. Fuller holds 20,876 phantom share units; and Mr. Hann holds 24,560 phantom share units.

PricewaterhouseCoopers LLP, Chartered Professional Accountants, Vancouver, British Columbia were the auditors of Old Newmarket Gold and McGovern, Hurley, Cunningham, LLP, Chartered Professional Accountants, Licensed Public Accountants were the auditors of Crocodile Gold prior to the completion of the Arrangement.

PricewaterhouseCoopers LLP, Charted Professional Accountants, is the current auditor of Newmarket Gold and has reported that they are independent of Newmarket Gold in accordance with the Code of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found under the Company’s SEDAR profile at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the joint management information circular dated June 2, 2015 and filed in connection with the special meetings of Crocodile Gold and Old Newmarket Gold shareholders each held on July 6, 2015. Such information for the year ended December 31, 2015 will be updated and contained in the Company’s management information circular required to be prepared and filed in connection with its annual meeting of shareholders, which is expected to be held prior to June 30, 2016.

Additional financial information is provided in the Company’s annual financial statements and management’s discussion and analysis for the year ended December 31, 2015, each of which is available under the Company’s SEDAR profile at www.sedar.com.

SCHEDULE "A"– AUDIT COMMITTEE CHARTER

NEWMARKET GOLD INC.

PURPOSE

The Audit Committee shall provide assistance to the Board of Directors of Newmarket in fulfilling its financial reporting and control responsibilities to the shareholders of the Company and the investment community. The external auditors will report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities are to:

•

Oversee the accounting and financial reporting processes of the Company, and the audit of its financial statements, including: (i) the integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; and (iii) the external auditors’ qualifications and independence.

•	Serve as an independent and objective party to monitor the Company’s financial reporting processes and internal control systems.

•	Review and appraise the audit activities of the Company’s external auditors.

•

Provide open lines of communication among the external auditors, financial and senior management, and the Board of Directors for financial reporting and control matters, and meet periodically with management and with the external auditors.

The Charter will be reviewed annually and any recommended changes will be submitted to the Board for approval.

COMPOSITION AND TERMS OF OFFICE

The Audit Committee shall be comprised of at least three directors. Each Committee member shall be an “independent director” within the meaning of sections 1.4 and 1.5 of National Instrument 52-110 – Audit Committees (“NI 52-110”), as may be amended from time to time. Pursuant to NI 52-110, a member will be considered “independent” if he has no direct or indirect, material relationship with the Company. NI 52-110 sets forth certain relationships, which deem one not to be independent. In addition, the composition of the Audit Committee shall comply with the rules and regulations of the Toronto Stock Exchange and any other stock exchange on which the shares of the Company are listed, subject to any waivers or exceptions granted by such stock exchange.

All members shall, to the satisfaction of the Board of Directors, be financially literate in accordance with the requirements of the NI 52-110 (i.e. will have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements).

The Committee members will be appointed annually at the first meeting of the Board of Directors following the annual general meeting of shareholders and will serve at the pleasure of the board or until their successors are duly appointed.

Quorum for the transaction of business at any meeting of the Committee shall be a majority of the number of members of the Committee or such greater number as the Committee shall be resolution determine.

DUTIES AND RESPONSIBILITIES

The audit committee will:

(a)	review and recommend for approval to the Board of Directors the following:

(i)	the interim financial statements and MD&A (management discussion and analysis) (as defined in National Instrument 51-102) of the Company;

(ii)	the auditor’s report prepared in relation to those financial statements,

(iii)	the annual financial statements and MD&A (management discussion and analysis) (as defined in National Instrument 51-102) of the Company;

(iv)	the auditor’s report prepared in relation to those financial statements

(b)	recommend to the Board of Directors:

(i)	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

(ii)	the compensation of the external auditor

(c)

oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s repor t or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting,

(d)	meet with the external auditors and financial management of the Company to review the scope of the proposed audit for the current year, and the audit procedures to be used.

(e)

monitor, evaluate and report to the board of directors on the integrity of the financial reporting process and the system of internal controls that management and the board of directors have established,

(f)	monitor the management of the principal risks that could impact the financial reporting of the Company,

(g)	establish procedures for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters,

h)

pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor, while ensuring that the external auditors are prohibited from providing the following non-audit services: bookkeeping, financial systems design and implementation, fairness opinions, internal audit outsourcing services, management functions, investment advisor or banking services, and any other service which the Public Accounting Oversight Board determines to be impermissible;

(i)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company; and

(j)

with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and the Chief Financial Officer to comply with Multilateral Instrument 52-109.

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AUTHORITY

The committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the committee will set the compensation for such advisors.

The committee has the authority to communicate directly with and to meet with the external auditors and the internal auditor, without management involvement. This extends to requiring the external auditor to report directly to the committee.

REPORTING

The reporting obligations of the committee will include:

(a)	reporting to the board of directors on the proceedings of each committee meeting and on the committee’s recommendations at the next regularly scheduled directors’ meeting; and

(b)	reviewing, and reporting to the board of directors on its concurrence with, the disclosure required by Form 52-110F2 in any management information circular prepared by the Company.

MEETINGS

The Audit Committee will meet regularly at times necessary to perform the duties described above in a timely manner. Meetings may be held at any time deemed appropriate by the Committee.

The Audit Committee may request any officer or employee of the Company or the Company’s outside counsel or independent auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

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